SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          -------------

                           FORM 8-A/A

              AMENDING FORM 8-A DATED MARCH 6, 1986
                 AS AMENDED ON JANUARY 17, 1996
        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                         The Kroger Co.
         (Exact name of registrant as specified in its
                            charter)

                    Ohio                        31-0345740
(State of incorporation or organization)    (I.R.S. Employer
                                           Identification No.)

1014 Vine Street, Cincinnati, Ohio                45202
(Address of principal executive offices)        (Zip Code)

Securities to be registered pursuant to Section 12(b) of the
Act:

                                      Name of each exchange on
Title of each class                    which each class is to
registered                             be registered
-------------------                  -------------------------
Preferred Stock Purchase Rights       New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the
Act:

                              None
------------------------------------------------------------
                        (Title of Class)

This Form 8-A/A amends and supplements the Form 8-A (the "Form
8-A") filed by The Kroger Co. (the "Company") on March 6,
1986, as amended on January 17, 1996, by a Form 8-A/A, with respect to Common Stock Purchase Rights.

Item 1.   Description of Securities to be Registered.
          ------------------------------------------
     Item 1 of the Form 8-A is amended by substituting the following:

     On February 28, 1986, the Board of Directors of The Kroger Co. (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock, $1.00 par value, of the Company (the "Common Shares"), payable to the holders of record of the Common Shares on March 19, 1986. On November 30, 1995, the Board of Directors of the Company adopted amendments to the Rights Agreement dated as of March 5, 1986, between the Company and The Bank of New York (the "Rights Agent") pursuant to which the Common Stock Purchase Rights registered under the Form 8-A were issued (the Rights Agreement as so amended is referred to as the "Prior Rights Agreement").

     In connection with its declaration of a dividend of one Common Share on each outstanding Common Share (the "Stock Dividend"), the Board of Directors of the Company adopted amendments to the Prior Rights Agreement, effective upon April 4, 1997, the record date for the Stock Dividend. The amendments are set forth in an Amended and Restated Rights Agreement (the "Rights Agreement") dated as of April 4, 1997, between the Company and the Rights Agent, which supersedes the Prior Rights Agreement. A copy of the Rights Agreement is attached as an exhibit hereto and is hereby incorporated by reference. The following summary of the Rights is qualified in its entirety by reference to the Rights Agreement.

     As of the date of this Form 8-A/A, there is associated with each outstanding Common Share one Right which, except as set forth below, when exercisable, entitles the registered holder to purchase from the Company one ten-thousandth of a share of preferred stock, designated as Series A Preferred Shares, par value $100 per share (the "Preferred Shares"), at a price of $87.50 per one ten-thousandth of a share (the "Purchase Price"), subject to adjustment. The terms of the Preferred Shares are summarized below and are set forth in a Form of Certificate of Amendment to the Articles of Incorporation of the Company attached as Exhibit A to the Rights Agreement. No further adjustments in the Rights will be made pursuant to the terms of the Rights Agreement by reason of the Stock Dividend.

     Until the earlier to occur of (i) ten days following a public announcement that, without the prior consent of the Board of Directors of the Company, a person or group, including any affiliates or associates of such person or group (an "Acquiring Person"), acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding Common Shares (the "Stock Acquisition Date"), or
(ii) ten business days (or such later date as the Board may determine) following the commencement or announcement of an intention (which is not subsequently withdrawn) to make a tender offer or exchange offer which would result in any person or group (and related persons) having beneficial ownership of 10% or more of the outstanding Common Shares without the prior consent of the Board of Directors (the earlier of such dates being called the "Distribution Date"), the Rights will be attached to all Common Share certificates and will be evidenced, with respect to any of the Common Share certificates outstanding as of April 4, 1997, by the Common Share certificates. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after April 4, 1997, (or as soon thereafter as is reasonably practicable) upon transfer, replacement, or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any Common Share certificates outstanding as of April 4, 1997, even without such a notation, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and the separate Rights Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution
Date. The Rights will expire on March 19, 2006, unless earlier redeemed by the Company as described below.

     In the event that any person becomes an Acquiring Person, each holder of a Right generally will thereafter have the right for a 60 day period (or such other period set by the Board of Directors) to receive upon exercise of the Right that number of shares of Common Stock (or, under certain circumstances, of units of one ten-thousandth of a Preferred Share) having a market value (immediately prior to the occurrence of an Acquiring Person) of two times the exercise price of the Right (such right being called the "Subscription Right"). Notwithstanding the foregoing, following the occurrence of an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by the Acquiring Person or any affiliate or associate thereof will be null and void.

     In the event that, at any time following the Stock Acquisition Date, the Company is acquired in a merger or other business combination transaction or 50% or more of the Company's assets or earning power are sold (in one transaction or a series of transactions), proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two times the exercise price of the Right (such Right being called the "Merger Right"). The holder of a Right will continue to have the Merger Right whether or not such holder exercises the Subscription Right.

     The Purchase Price payable, the number of Rights, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination, or reclassification of the Preferred Shares; (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for Preferred Shares or shares having the same rights, privileges, and preferences as the Preferred Shares at less than the current market price of the Preferred Shares; or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends and excluding dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above.)

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares (or the Common Shares) on the last trading date prior to the date of exercise.

     At any time prior to the earliest to occur of (i) the close of business on the Stock Acquisition Date or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors. Additionally, following the Stock Acquisition Date and the expiration of the period during which the Subscription Right is exercisable, the Company may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price, provided that such redemption is in connection with a merger or other business combination transaction or series of transactions involving the Company in which all holders of Common Stock are treated alike but not involving an Acquiring Person or its affiliates or associates. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     All of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect, or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement.

     The Preferred Shares purchasable upon exercise of the Rights will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each Preferred Share will have a preferential quarterly dividend in an amount equal to 10,000 times the dividend declared on each Common Share, but in no event less than $100. In the event of liquidation, the holders of Preferred Shares will receive a preferred liquidation payment per share equal to the greater of $25,000 or 10,000 times the payment made per each Common Share. Each Preferred Share will have one vote, voting together with the Common Shares. In the event of any merger, consolidation, or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 10,000 times the amount and type of consideration received per Common Share. The rights of the Preferred Shares, as to dividends, liquidation, and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional Preferred Shares will be issuable; however, the Company may elect to distribute depositary receipts in lieu of such fractional shares. In lieu of fractional shares other than fractions that are multiples of one ten-thousandth of a share, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. However, the Rights should not interfere with any merger or other business combination approved by the Board of Directors.

     The form of Amended and Restated Rights Agreement between the Company and The Bank of New York setting forth the terms of the Rights, Exhibit A thereto -- the Form of Certificate of Amendment to the Amended Articles of Incorporation of the Company specifying the terms of the Preferred Shares, Exhibit B thereto -- the Form of Rights Certificate -- and Exhibit C thereto -- the Summary of Rights to Purchase Stock -- are attached hereto as Exhibit 1 and are incorporated herein by reference. The foregoing description of the Rights is qualified by reference to the Amended and Restated Rights Agreement.

Item 2.   Exhibits.
          ---------
     1. Form of Amended and Restated Rights Agreement dated as of April 4, 1997, between The Kroger Co. and The Bank of New York which includes, as Exhibit A thereto, the Form of Certificate of Amendment to the Amended Articles of Incorporation of the Company specifying the terms of the Preferred Shares and, as Exhibit B thereto, the form of Rights Certificate. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until 10 days after a person acquires beneficial ownership of 10% or more of the Common Shares or a person commences or announces its intention to commence an offer if, upon consummation thereof, such person would become the beneficial owner of 10% or more of the Common Shares.

                            SIGNATURE
                           -----------

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   THE KROGER CO.

                                   By   (Thomas E. Murphy)
                                        Thomas E. Murphy
                                        Group Vice President



Date:  April 4, 1997

                          EXHIBIT INDEX
                         --------------

Exhibit                  Description
-------                  -----------

1 Form of Amended and Restated Rights Agreement dated as of April 4, 1997, between The Kroger Co. and The Bank of New York which includes, as Exhibit A thereto, the Form of Certificate of Amendment to the Amended Articles of Incorporation of the Company specifying the terms of the Preferred shares and, as Exhibit B thereto, the form of Rights Certificate. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until 10 days after a person acquires beneficial ownership of 10% or more of the Common Shares or a person commences or announces its intention to commence an offer if, upon consummation thereof, such person would become the beneficial owner of 10% or more of the Common Shares.

                                                  Exhibit 1
                                                  ---------

                         THE KROGER CO.

                               and

                      THE BANK OF NEW YORK

                          Rights Agent

                       ------------------

              Amended and Restated Rights Agreement

                    Dated as of April 4, 1997

                        Table of Contents
Section                                                Page
---------                                              ----

   1      Certain Definitions                           1
   2      Appointment of Rights Agent                   3
   3      Issue of Rights Certificates                  4
   4      Form of Rights Certificates                   5
   5      Countersignature and Registration             6
   6      Transfer, Split Up, Combination and Exchange
          of Rights Certificates; Mutilated, Destroyed,
          Lost or Stolen Rights Certificates            6
   7      Exercise of Rights; Purchase Price;
          Expiration Date of Rights                     7
   8      Cancellation and Destruction of Rights
          Certificates                                  9
   9      Reservation and Availability of Preferred
          Shares                                        9
  10      Preferred Shares Record Date                 10
  11      Adjustment of Purchase Price, Number and
          Kind of Shares or Number of Rights           11
  12      Certificate of Adjusted Purchase Price or
          Number of Shares                             18
  13      Consolidation, Merger or Sale or Transfer
          of Assets or Earning Power                   18
  14      Additional Covenant                          21
  15      Fractional Rights and Fractional Shares      21
  16      Rights of Action                             22
  17      Agreement of Rights Holders                  22
  18      Rights Certificate Holder Not Deemed a
          Stockholder                                  23
  19      Concerning the Rights Agent                  23
  20      Merger or Consolidation or Change of Name
          of Rights Agent                              24
  21      Duties of Rights Agent                       24
  22      Change of Rights Agent                       26
  23      Issuance of New Rights Certificates          27
  24      Redemption and Termination                   28
  25      Notice of Certain Events                     28
  26      Notices                                      29
  27      Supplements and Amendments                   30
  28      Determination and Actions by the Board
          of Directors, etc.                           30
  29      Successors                                   31
  30      Benefits of this Agreement                   31
  31      Severability                                 31
  32      Governing Law                                31
  33      Counterparts                                 31
  34      Descriptive Headings                         31

Exhibit A --   Form of Certificate of Amendment to the
               Amended Articles of Incorporation of the Company

Exhibit B --   Form of Rights Certificate

Exhibit C --   Form of Summary of Rights

              AMENDED AND RESTATED RIGHTS AGREEMENT
             --------------------------------------

          This Agreement, dated as of April 4, 1997, between
The Kroger Co., an Ohio corporation (the "Company"), and The
Bank of New York (the "Rights Agent").

                       W I T N E S S E T H
                      ---------------------
     WHEREAS, on February 28, 1986, the Board of Directors of the Company authorized and declared a dividend distribution of one Pre-Amendment Right (as hereinafter defined) for each outstanding share of Common Stock, par value $1.00 per share, of the Company (the "Common Stock") outstanding on March 19, 1986, (the "Record Date"), and contemplated the issuance of one Right (a "Pre-Amendment Right") for each share of Common Stock of the Company issued between the Record Date and the earliest of the Distribution Date and the Expiration Date (as such terms are hereinafter defined), each Right representing the right to purchase Common Stock, upon the terms and subject to the conditions set forth in the Amended and Restated Rights Agreement dated as of November 30, 1995, between the Company and the Rights Agent (the "Prior Rights Agreement");

          WHEREAS, the Board of Directors of the Company has determined that it is advisable and in the best interests of the Company (upon consideration of the interests of the Company's shareholders and the matters set forth in division
(E) of Section 1701.59 of the Ohio Revised Code) to amend and restate in its entirety the Prior Rights Agreement as set forth herein and the Pre-Amendment Rights shall henceforth be governed by the terms and subject to the conditions set forth herein; and

          WHEREAS, this Agreement provides, among other things, that each Pre-Amendment Right shall, effective upon the date of this Agreement, hereafter be one Right (a "Right") and each Right shall represent the right to purchase at the Purchase Price set forth herein one ten-thousandth of a Series A Preferred Share of the Company having the rights, powers, and preferences set forth in the Form of Certificate of Amendment to the Amended Articles of Incorporation of the Company attached hereto as Exhibit A, upon the terms and subject conditions set forth herein, and no other adjustment shall be made to the Pre-Amendment Rights or the Rights by reason of the declaration by the Board of Directors of the Company of a dividend of one share of Common Stock on each share of Common Stock payable to stockholders of record as of the date of this Agreement or by the payment of this stock dividend.
          NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

          Section 1.  Certain Definitions.  For purposes of
                      -------------------
this Agreement, the following terms have the meanings indicated:

               (a) "Acquiring Person" shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates (as such term is hereinafter defined) and Associates (as such term is hereinafter defined) of such Person, without the prior approval of the Board of Directors of the Company, shall be the Beneficial Owner (as such term is hereinafter defined) of 10% or more of the shares of Common Stock then outstanding or who was such a Beneficial Owner at any time after the date hereof, whether or not such Person continues to be the Beneficial Owner of 10% or more of the outstanding shares of Common Stock, but shall not include the Company, any subsidiary of the Company (as such term is hereinafter defined), any employee benefit plan of the Company or any of its subsidiaries, any entity holding shares of Common Stock organized, appointed, or established by the Company or any of its subsidiaries for or pursuant to the terms of any such plan or any trustee or administrator of any such plan.

               (b) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities
Exchange Act of 1934, as amended (the "Exchange Act"), as in effect on the date of this Agreement.

               (c)  A Person shall be deemed the "Beneficial
Owner" of, and shall be deemed to "beneficially own," any securities:

                    (i)  which such Person or any of such
     Person's Affiliates or Associates beneficially owns, directly or indirectly;

                    (ii) which such Person or any of such
     Person's Affiliates or Associates has (A) the right or obligation to acquire (whether such right or obligation is exercisable or effective immediately or only after the passage of time) pursuant to any agreement, arrangement, or understanding (whether or not in writing) or upon the exercise of conversion rights, exchange rights, rights (other than these Rights), warrants, or options, or otherwise; provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to "beneficially own," securities tendered pursuant to a tender or exchange offer made by such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase or exchange; or (B) the right to vote pursuant to any agreement, arrangement, or understanding (whether or not in writing); provided, however, that a Person shall be not be deemed the "Beneficial Owner" of, or to "beneficially own," any security under this clause (B) if the agreement, arrangement, or understanding to vote such security (1)
arises solely from a revocable proxy given in response to   a
public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations of the Exchange Act and (2) is not also then reportable by such person on Schedule 13D under the Exchange Act (or any comparable or successor report); or

                    (iii)     which are beneficially owned,
     directly or indirectly, by any other Person (or any Affiliate or Associate thereof) with which such Person or any of such Person's Affiliates or Associates has any agreement, arrangement, or understanding (whether or not in writing), for the purpose of acquiring, holding, voting (except pursuant to a revocable proxy as described in clause (B) of subparagraph (ii) of this paragraph
     (c)), or disposing of any securities of the Company.

               (d)  "Business Day" shall mean any day other
than a Saturday, Sunday, or a day on which banking institutions in the State of Ohio are authorized or obligated by law or executive order to close.

               (e)  "Close of business" on any given date
shall mean 5:00 P.M., Cincinnati time, on such date; provided, however, that if such date is not a Business Day it shall mean 5:00 P.M., Cincinnati time, on the next succeeding Business Day.

               (f)  "Common Stock" shall mean the Common
Stock, par value $1.00 per share, of the Company, except that "Common Stock" when used with reference to any Person other than the Company shall mean the capital stock with the greatest voting power, or the equity securities or other equity interest having power to control or direct the management, of such Person or, if such Person is a subsidiary of another Person, the Person which ultimately controls such first-mentioned Person and which has issued and outstanding such capital stock, equity securities, or equity interests.

               (g) "Person" shall mean any individual, firm, corporation, partnership, or other entity.

               (h)  "Preferred Shares" shall mean the Series A
Preferred Shares, par value $100 per share, of the Company.

               (i)  "Rights Agreement" shall mean this
Agreement, including as it may hereafter be amended.

               (j)  "Stock Acquisition Date" shall mean the
first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such.

               (k)  A "subsidiary" of any person shall mean
any corporation or other entity of which a majority of the voting power of the voting equity securities or voting interests is owned, directly or indirectly, by such Person, or which is otherwise controlled by such Person.

          Section 2.  Appointment of Rights Agent.  The
                      ----------------------------
Company hereby appoints the Rights Agent to act as agent for the Company and the holders of the Rights (who, in accordance with Section 3 hereof, shall prior to the Distribution Date also be the holders of the Common Stock) in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such Co-Rights Agents as it may deem necessary or desirable. In the event the Company appoints one or more Co-Rights Agents, the respective duties of the Rights Agents and any Co-Rights Agents shall be as the Company shall determine.

          Section 3.  Issue of Rights Certificates.
                      ----------------------------
               (a)  Until the earlier of (i) the tenth day
after the Stock Acquisition Date or (ii) the tenth Business Day (or such later date as may be determined by action of the Board of Directors of the Company) after the date of the commencement of, or first public announcement of the intent of any Person (other than the Company, any subsidiary of the Company, or any employee benefit plan of the Company or any of its subsidiaries, any Person or entity organized, appointed, or established by the Company or any of its subsidiaries for or pursuant to the terms of any employee benefit plan or any trustee or administrator of any such plan) to commence (which intention to commence remains in effect for five business days after such announcement), a tender or exchange offer which would result in such Person becoming an Acquiring Person (the earlier of such dates being herein referred to as the "Distribution Date"), (x) the Rights will be evidenced (subject to the provisions of paragraph (b) of this Section 3) by the certificates for Common Stock registered in the names of the holders of the Common Stock (which certificates for Common Stock shall be deemed also to be certificates for Rights) and not by separate certificates, and (y) the Rights (and the right to receive certificates therefor) will be transferable only in connection with the transfer of the underlying shares of Common Stock (including a transfer to the Company); provided, however, that if a tender or exchange offer is terminated prior to the occurrence of the Distribution Date, then no Distribution Date shall occur as a result of that tender or exchange offer. As soon as practicable after the Distribution Date, the Rights Agent will send by first-class, insured, postage prepaid mail, to each record holder of the Common Stock as of the close of business on the Distribution Date, at the address of such holder shown on the records of the Company, a certificate for Rights, in substantially the form of Exhibit B hereto (the "Rights Certificates"), evidencing one Right for each share of Common Stock so held. As of and after the Distribution Date, the Rights will be evidenced solely by such Rights Certificates.

               (b)  With respect to certificates for the
Common Stock outstanding as of the date of this Agreement, until the Distribution Date (or earlier redemption, expiration or termination of the Rights), the Rights will be evidenced by such certificates for the Common Stock with or without a copy of the Summary of Rights attached thereto and the registered holders of the Common Stock shall also be the registered holders of the associated Rights. Until the Distribution Date (or earlier redemption, expiration, or termination of the Rights), the surrender for transfer of any of the certificates for the Common Stock outstanding on the Record Date, even without a copy of the Summary of Rights attached thereto, shall also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

               (c) Certificates for the Common Stock issued after the date of this Agreement (or as soon thereafter as is reasonably practicable), but prior to the earlier of the Distribution Date or the Expiration Date (as such term is hereinafter defined), shall be deemed also to be certificates for Rights, and shall have impressed, printed, stamped, written, or otherwise affixed onto them the following legend:

               This certificate also evidences and entitles the holder hereof to certain Rights as set forth in an Amended and Restated Rights Agreement between The Kroger Co. and The Bank of New York (the "Rights Agent") dated as of April 4, 1997 (the "Rights Agreement"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal offices of The Kroger Co. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be redeemed, may expire, or may be evidenced by separate certificates and will no longer be evidenced by this certificate. The Kroger Co. will mail to the holder of this certificate a copy of the Rights Agreement without charge within five days after receipt of a written request therefor. Under certain circumstances, Rights issued to Acquiring Persons (as defined in the Rights Agreement) or certain related persons and any subsequent holder of such Rights may become null and void.

          With respect to such certificates containing the foregoing legend, until the Distribution Date, the Rights associated with the Common Stock represented by such certificates shall be evidenced by such certificates alone, and the surrender for transfer of any of such certificates shall also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. If the Company purchases or otherwise acquires shares of Common Stock prior to the Distribution Date, any Rights associated with such Common Stock shall be deemed canceled and retired so that the Company shall not be entitled to exercise any Rights associated with the share of Common Stock which are no longer outstanding.

          Section 4.  Form of Rights Certificates.
                      ----------------------------
               (a) The Rights Certificates (and the forms of election to purchase shares and of assignment to be printed on the reverse thereof) shall each be substantially in the form set forth in Exhibit B hereto and may have such marks of identification or designation and such legends, summaries, or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Rights may from time to time be listed, or to conforn to usage. Subject to the provisions of Section 11 and
Section 23 hereof, the Rights Certificates, whenever distributed, on their face shall entitle the holders thereof to purchase such number of units of one ten-thousandth of a Preferred Share as shall be set forth therein at the price per share set forth therein (the "Purchase Price"), but the number of such shares and the Purchase Price shall be subject to adjustment as provided herein.

               (b)  Any Rights Certificate issued pursuant to
Section 3(a) or Section 23 hereof that represents Rights beneficially owned by an Acquiring Person or any Associate or Affiliate thereof and any Rights Certificate issued at any time upon the transfer of any Rights to such an Acquiring Person or any Associate or Affiliate thereof or to any nominee of such Acquiring Person, Associate, or Affiliate, and any Rights Certificate issued pursuant to Section 6 or Section 11 upon transfer, exchange, replacement, or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

          The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement). Accordingly, this Rights Certificate and the Rights represented hereby are null and void.

The provisions of Section 7(e) of this Rights Agreement shall be operative whether or not the foregoing legend is contained on any such Rights Certificate.

          Section 5.  Countersignature and Registration.  The
                      ---------------------------------
Rights Certificates shall be executed on behalf of the Company by its Chairman of the Board, any Vice Chairman of the Board, any President or any Vice President, either manually or by facsimile signature, and shall have affixed thereto the Company's seal or a facsimile thereof which shall be attested by the Secretary or an Assistant Secretary of the Company, either manually or by facsimile signature. The Rights Certificates shall be manually countersigned by the Rights Agent and shall not be valid for any purpose unless so countersigned. In case any officer of the Company who shall have signed any of the Rights Certificates shall cease to be such officer of the Company before countersignature by the Rights Agent and issuance and delivery by the Company, such Rights Certificates, nevertheless, may be countersigned by the Rights Agent, and issued and delivered by the Company with the same force and effect as though the person who signed such Rights Certificates had not ceased to be such officer of the Company; and any Rights Certificates may be signed on behalf of the Company by any person who, at the actual date of the execution of such Rights Certificate, shall be a proper officer of the Company to sign such Rights Certificate, although at the date of the execution of this Rights Agreement any such person was not such an officer.
          Following the Distribution Date, the Rights Agent will keep or cause to be kept, at one of its offices, books for registration and transfer of the Rights Certificates issued hereunder. Such books shall show the names and addresses of the respective holders of the Rights Certificates, the number of Rights evidenced on its face by each of the Rights Certificates, and the certificate number and the date of each of the Rights Certificates.

          Section 6.  Transfer, Split Up, Combination and
                      -----------------------------------
Exchange of Rights Certificates; Mutilated, Destroyed, Lost,
------------------------------------------------------------
or Stolen Rights Certificates.  Subject to the provisions of
------------------------------
Section 4(b), Section 7(e) and Section 15 hereof, at any time after the close of business on the Distribution Date, and at or prior to the close of business on the Expiration Date, any Rights Certificate or Certificates may be transferred, split up, combined, or exchanged for another Rights Certificate or Rights Certificates, entitling the registered holder to purchase a like number of units of one ten-thousandths of a Preferred Share as the Rights Certificate or Rights Certificates surrendered then entitled such holder to purchase. Any registered holder desiring to transfer, split up, combine, or exchange any Rights Certificate shall make such request in writing delivered to the Rights Agent, and shall surrender the Rights Certificate or Rights Certificates to be transferred, split up, combined, or exchanged at the principal office of the Rights Agent. Thereupon the Rights Agent shall countersign and deliver to the Person entitled thereto a Rights Certificate or Rights Certificates, as the case may be, as so requested. The Company may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer, split up, combination, or exchange of Rights Certificates.

          Upon receipt by the Company and the Rights Agent of evidence reasonably satisfactory to them of the loss, theft, destruction, or mutilation of a Rights Certificate, and, in case of loss, theft, or destruction, of indemnity or security reasonably satisfactory to them, and reimbursement to the Company and the Rights Agent of all reasonable expenses incidental thereto, and upon surrender to the Rights Agent and cancellation of the Rights Certificate if mutilated, the Company will execute and deliver a new Rights Certificate of like tenor to the Rights Agent for countersignature and delivery to the registered owner in lieu of the Rights Certificate so lost, stolen, destroyed, or mutilated.

          Section 7.  Exercise of Rights; Purchase Price;
                      -----------------------------------
Expiration Date of Rights.
--------------------------
               (a)  The registered holder of any Rights
Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein) in whole or in part at any time after the Distribution Date upon presentation of the Rights Certificate, with the appropriate form of election to purchase on the reverse side thereof duly executed, to the Rights Agent at the principal office of the Rights Agent, together with payment of the Purchase Price for each share of Common Stock as to which the Rights are exercised, at or prior to the earlier of (i) the close of business on (i) March 19, 2006 (the "Final Expiration Date"), or (ii) the date on which the Rights are redeemed as provided in Section 24 hereof (such earlier time being herein referred to as the "Expiration Date"). Notwithstanding any other provision of this Agreement, any Person who, prior to the Distribution Date, becomes a record holder of shares of Common Stock may exercise all of the rights of a registered holder of a Rights Certificate with respect to the Rights associated with such shares of Common Stock in accordance with and subject to the provisions of this Agreement, including the provisions of
Section 7(e) hereof, as of the date such Person becomes a record holder of shares of Common Stock.

               (b)  Subject to the terms and conditions set
forth herein, when exercisable, each Right shall represent the right to purchase one ten-thousandth of a Preferred Share.
The Purchase Price for each one ten-thousandth of a Preferred Share pursuant to the exercise of a Right shall initially be $87.50, shall be subject to adjustment from time to time as provided in Sections 11 and 13 hereof and shall be payable in lawful money of the United States of America in accordance with paragraph (c) below.

               (c)  Upon receipt of a Rights Certificate
representing exercisable Rights, with the appropriate form of election to purchase duly executed, accompanied by payment of the Purchase Price for the shares to be purchased and an amount equal to any applicable transfer tax (as determined by the Rights Agent) in cash, or by certified check or bank draft payable to the order of the Company, the Rights Agent shall, subject to Section 21(k), thereupon promptly (i) requisition from any transfer agent of the Preferred Shares (or, as the case may be, shares of Common Stock) (or make available, if the Rights Agent is the transfer agent) certificates for the number of shares of stock to be purchased and the Company hereby irrevocably authorizes its transfer agent to comply with all such requests; (ii) when appropriate, requisition from the Company the amount of cash, if any, to be paid in lieu of issuance of fractional shares in accordance with
Section 15; (iii) promptly after receipt of such certificates, cause the same to be delivered to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder; and
(iv) when appropriate, after receipt promptly deliver such cash to or upon the order of the registered holder of such Rights Certificate. In addition, in the case of an exercise of the Rights by a holder pursuant to Section 11(a)(ii), the Rights Agent shall return such Rights Certificate to the registered holder thereof after imprinting, stamping, or otherwise indicating thereon that the rights represented by such Rights Certificate no longer include the rights provided by Section 11(a)(ii) of the Rights Agreement and if less than all the Rights represented by such Rights Certificate were so exercised, the Rights Agent shall indicate that rights under
Section 11(a)(ii) continue to the extent the Rights were not previously exercised pursuant thereto.

               (d)  In case the registered holder of any
Rights Certificate shall exercise (except pursuant to Section 11(a)(ii)) less than all the Rights evidenced thereby, a new Rights Certificate evidencing Rights equivalent to the Rights remaining unexercised shall be issued by the Rights Agent and delivered to the registered holder of such Rights Certificate or to his duly authorized assigns, subject to the provisions of Section 15 hereof.

               (e) Notwithstanding anything in this Agreement to the contrary, from and after the time an Acquiring Person becomes such, any Rights beneficially owned by (i) an Acquiring Person or an Affiliate or Associate of an Acquiring Person, (ii) a transferee of an Acquiring Person (or of any Affiliate or Associate thereof) who becomes a transferee after the Acquiring Person becomes such, or (iii) a transferee of an Acquiring Person (or of any Affiliate or Associate thereof) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person to holders of equity interests in such Acquiring Person or to any Person with whom the Acquiring Person has a continuing agreement, arrangement, or understanding regarding the transferred Rights, or (B) a transfer which the Board of Directors of the Company has determined is part of a plan, arrangement, or understanding which has as a primary purpose or effect the avoidance of this
Section 7(e), shall become null and void without any further action and no holder of such Rights shall have any rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The Company shall use all reasonable efforts to insure that the provisions of this Section 7(e) and Section 4(b) hereof are complied with, but shall have no liability to any holder of Right Certificates or other Person as a result of its failure to make any determinations with respect to an Acquiring Person or its Affiliates, Associates, or transferees hereunder.

               (f) Notwithstanding anything in this Agreement to the contrary, neither the Rights Agent nor the Company shall be obligated to undertake any action with respect to a registered holder upon the occurrence of any purported exercise as set forth in this Section 7 unless the certificate contained in the appropriate form of election to purchase set forth on the reverse side of the Rights Certificate surrendered for such exercise shall have been completed and signed by the registered holder thereof and the Company shall have been provided with such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) or Affiliates or Associates thereof as the Company shall reasonably request.

          Section 8.  Cancellation and Destruction of Rights
                      --------------------------------------
Certificates.  All Rights Certificates surrendered for the
------------
purpose of exercise, transfer, split up, combination, or exchange shall, if surrendered to the Company or any of its agents, be delivered to the Rights Agent for cancellation or in cancelled form, or, if surrendered to the Rights Agent, shall be cancelled by it, and no Rights Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Rights Agreement. The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any other Rights Certificate purchased or acquired by the Company otherwise than upon the exercise thereof. The Rights Agent shall deliver all cancelled Rights Certificates to the Company, or shall, at the written request of the Company, destroy such cancelled Rights Certificates, and in such case shall deliver a certificate of destruction thereof to the Company.

          Section 9.  Reservation and Availability of
                      -------------------------------
Preferred Shares.  The Company covenants and agrees that it
----------------
will cause to be reserved and kept available out of its authorized and unissued Preferred Shares or any authorized and issued Preferred Shares held in its treasury, the number of Preferred Shares that will be sufficient to permit the exercise in full of all outstanding Rights; provided, however that the Company need not so reserve and keep available shares of Common Stock (and/or Preferred Shares or other securities) which may be required by Section 11(a)(ii) until the occurrence of any event specified in such Section.

          So long as the Preferred Shares (and, after the occurrence of an event specified by Section 11(a)(ii), shares of Common Stock or other securities, as the case may be) issuable upon the exercise of the Rights may be listed on any national securities exchange, the Company shall use its best efforts to cause, from and after such time as the Rights become exercisable, all shares reserved for such issuance to be listed on such exchange upon official notice of issuance upon such exercise.

          The Company covenants and agrees that it will take all such action as may be necessary to ensure that all Preferred Shares, shares of Common Stock (or other securities, as the case may be) delivered upon exercise of Rights shall, at the time of delivery of the certificates for such shares (subject to payment of the Purchase Price), be duly and validly authorized and issued and fully paid and nonassessable shares (or securities).

          The Company further covenants and agrees that it will pay when due and payable any and all federal and state transfer taxes and charges which may be payable in respect of the issuance or delivery of the Rights Certificates or of any certificates for shares of Preferred Shares, Common Stock (or other securities, as the case may be) upon the exercise of Rights. The Company shall not, however, be required to pay any transfer tax which may be payable in respect of any transfer or delivery of Rights Certificates to a person other than, or in respect of the issuance or delivery of Preferred Shares, shares of Common Stock (or other securities, as the case may be) in a name other than that of the registered holder of the Rights Certificates evidencing Rights surrendered for exercise or to issue or deliver any certificates for shares of Common Stock (or other securities, as the case may be) in a name other than that of the registered holder upon the exercise of any Rights until such tax shall have been paid (any such tax being payable by the holder of such Rights Certificate at the time of surrender) or until it has been established to the Company's satisfaction that no such tax is due.

          The Company shall use its best efforts to (i) file, as soon as practicable following the Distribution Date, a registration statement under the Securities Act of 1933 (the "Act") with respect to the securities purchasable upon exercise of the Rights on an appropriate form, (ii) cause such registration statement to become effective as soon as practicable after such filing, and (iii) cause such registration statement to remain effective (with a prospectus at all times meeting the requirements of the Act) until the date of the expiration of the rights provided by Section 11
(a)(ii). The Company will also take such action as may be appropriate under the blue sky laws of the various states.

          Section 10.  Preferred Shares Record Date.  Each
                       ----------------------------
person in whose name any certificate for Preferred Shares (or shares of Common Stock and/or other securities, as the case may be) is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Preferred Shares (or shares of Common Stock and/or other securities, as the case may be) represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly presented and payment of the Purchase Price (and any applicable transfer taxes) was made; provided, however, that if the date of such presentation and payment is a date upon which the Preferred Shares (or Common Stock and/or other securities, as the case may be) transfer books of the Company are closed, such person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Preferred Shares (or Common Stock and/or other securities, as the case may be) transfer books of the Company are open. Prior to the exercise of the Rights evidenced thereby, the holder of a Rights Certificate shall not be entitled to any rights of a stockholder of the Company with respect to shares for which the Rights shall be exercisable, including, without limitation, the right to vote, to receive dividends or other distributions or to exercise any preemptive rights, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided herein.

          Section 11.  Adjustment of Purchase Price, Number
                       ------------------------------------
and Kind of Shares or Number of Rights.  The Purchase
--------------------------------------
Price, the number and kind of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 11.

          (a)(i) In the event the Company shall at any time after the date of this Agreement (A) declare a dividend on the Preferred Shares payable in shares or fractional units of Preferred Shares, (B) subdivide the outstanding Preferred Shares, (C) combine the outstanding Preferred Shares into a smaller number of shares, or (D) issue any shares of its capital stock in a reclassification of the Preferred Shares (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), except as otherwise provided in this Section 11(a) and
     Section 7(e) hereof, the Purchase Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination, or reclassification, and the number and kind of shares of capital stock issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive the aggregate number and kind of shares of capital stock which, if such Right had been exercised immediately prior to such date and at a time when the Preferred Shares transfer books of the Company were open, he would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination, or reclassification; provided, however, that in no event shall the consideration to be paid upon exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of one Right. If an event occurs which would require an adjustment under both Section 11(a)(i) and Section 11(a)(ii), the adjustment provided for in this Section 11(a)(i) shall be in addition to, and shall be made prior to any adjustment required pursuant to Section 11(a)(ii).

          (ii) In the event any Person, alone or together with its Affiliates and Associates, shall become an Acquiring Person, then proper provision shall be made so that each holder of a Right, except as provided in Section 7(e) hereof, shall, for a period of 60 days (or such other shorter or longer period as may be established by action of a majority of the Board of Directors) after the later of the occurrence of any such event and the effective date of an appropriate registration statement pursuant to
     Section 9, have a right to receive, upon exercise thereof at the then current Purchase Price in accordance with the terms of this Agreement, in lieu of Preferred Shares, such number of shares of Common Stock of the Company as shall equal the result obtained by (x) multiplying the then current Purchase Price by the then number of one ten-thousandths of a Preferred Share for which a Right is exercisable immediately prior to the first occurrence of such event and dividing that product by (y) 50% of the current market price per share of the Common Stock (determined pursuant to Section 11(d)) on the date of such first occurrence (such number of shares being referred to as the "number of Adjustment Shares").

          (iii) In the event that there shall not be sufficient Treasury shares or authorized but unissued shares of Common Stock to permit the exercise in full of the Rights in accordance with the foregoing subparagraph
     (ii), notwithstanding any other provision of this Agreement, to the extent necessary and permitted by applicable law, each Right shall thereafter represent the right to receive, upon exercise thereof at the then current Purchase Price in accordance with the terms of this Agreement, (x) a number of (or fractions of) shares of Common Stock (up to a maximum number of shares of Common Stock which may permissibly be issued) and (y) a number of (or fractions of) other equity securities of the Company which the Board of Directors of the Company has determined to have the same current per share market price (determined pursuant to Section 11(d)(i) and (ii) hereof) as one share of Common Stock (such number of (or fractions of other equity securities of the Company) being referred to as a "common stock equivalent") (one ten-thousandth of a Preferred Share shall be deemed to be a common stock equivalent), equal in the aggregate to the number of Adjustment Shares; provided, however, if there are unavailable sufficient shares (or fractions of shares) of Common Stock and/or shares of common stock equivalents, then the Company shall, to the extent permitted by applicable law, take all such action as may be necessary to authorize additional shares of Common Stock or common stock equivalents for issuance upon exercise of the Rights, including the calling of or meeting of shareholders; provided, further however, if the Company is unable to cause the authorization of a sufficient number of additional shares of Common Stock or common stock equivalents to be available for issuance upon exercise in full of the Rights, then, in the event the Rights become so exercisable, notwithstanding any other provision of this Agreement, each Right shall thereafter represent the right to receive the Adjusted Number of Common Shares upon exercise at the Adjusted Purchase Price (as such terms are hereinafter defined). As used herein, the term Adjusted Number of Shares of Common Stock shall be equal to that number of (or fractions of) shares of Common Stock and/or common stock equivalents equal to the product of (x) the number of Adjustment Shares and (y) a fraction, the numerator of which is the number of shares (or fractions of) of Common Stock and/or common stock equivalents available for issuance upon exercise of the Rights and the denominator of which is the aggregate number of Adjustment Shares otherwise issuable upon exercise in full of all Rights (assuming there were sufficient shares of Common Stock available) (such fraction being referred to as the "Proration Factor"). The Adjusted Purchase Price shall mean the product of the Purchase Price and the Proration Factor. The Board of Directors may, but shall not be required to, establish procedures to allocate the right to receive shares of Common Stock and common stock equivalents upon exercise of the Rights among holders of Rights.

          (b) If the Company shall fix a record date for the issuance of rights, options, or warrants to all holders of Preferred Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Preferred Shares or securities convertible into Preferred Shares) at a price per share of Preferred Shares (or having a conversion price per share, if a security convertible into Preferred Shares) less than the current market price (as defined in Section 11 (d)) per share of Preferred Shares on such record date, the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of Preferred Shares outstanding on such record date, plus the number of Preferred Shares which the aggregate offering price of the total number of Preferred Shares to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such current market price and the denominator of which shall be the number of Preferred Shares outstanding on such record date, plus the number of additional Preferred Shares to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible); provided, however, that in no event shall the consideration to be paid upon exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of one Right. In case such subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be determined reasonably and with good faith to the holders of Rights by the Board of Directors of the Company, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent. Preferred Shares owned by or held for the account of the Company shal not be deemed outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed; and in the event that such rights or warrants are not so issued, the Purchase Price shall be adjusted to be the Purchase Price which would then be in effect if such record date had not been fixed.

          (c) If the Company shall fix a record date for the making of a distribution to all holders of Preferred Shares (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing corporation) of evidences of indebtedness, cash (other than a regular quarterly cash dividend), assets (other than a dividend payable in Preferred Shares, but including any dividend payable in stock other than Preferred Shares) or subscription rights or warrants (excluding those referred to in Section 11(b)), the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the current market price (as defined in Section 11(d)) per Preferred Share on such record date, less the fair market value (as determined reasonably and with utmost good faith to the holders of Rights by the Board of Directors of the Company, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent) of the portion of the cash, assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants distributable in respect of one Preferred Share and the denominator of which shall be current market price per share of the Preferred Share; provided, however, that in no event shall the consideration to be paid upon exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of one Right.
Such adjustments shall be made successively whenever such a record date is fixed; and in the event that such distribution is not so made, the Purchase Price shall again be adjusted to be the Purchase Price which would be in effect if such record date had not been fixed.

          (d)(i)    For the purpose of any computation
hereunder, the "current market price" per share of Common Stock (or any other security) on any date shall be deemed to be the average of the daily closing prices per share of such Common Stock (or such other security) for the 30 consecutive Trading Days (as such term is hereinafter defined) immediately prior to such date; provided, however, that in the event that the current per share market price of the Common Stock (or such other security) is determined during a period following the announcement by the issuer of such Common Stock (or such other security, as the case may be) of (i) a dividend or distribution on such Common Stock (or such other security, as the case may be) payable in shares of such Common Stock (or such other security, as the case may be) or securities convertible into shares of such Common Stock (or such other security, as the case may be), or (ii) any subdivision, combination or reclassification of such Common Stock (or such other security), and prior to the expiration of 30 Trading Days after the ex-dividend date for such dividend or distribution, or the record date for such subdivision, combination or reclassification, then, and in each such case, the "current market price" shall be properly adjusted to take into account ex-dividend trading. The closing price for each day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the shares of Common Stock (or such other security) are not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the shares of Common Stock (or such other security) are listed or admitted to trading or, if the shares of Common Stock (or such other security) or not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") or such other system then in use, or, if on any such date the shares of Common Stock (or such other security) are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Common Stock (or such other security) selected by the Board of Directors of the Company. If on any such date no market maker is making a market in the Common Stock (or such other security), the fair value of such shares on such date as determined reasonably and with good faith the holders of Rights by the Board of Directors of the Company shall be used and shall be binding on the Rights Agent. The term, "Trading Day" shall mean a day on which the principal national securities exchange on which the shares of Common Stock (or such other security) are listed or admitted to trading is open for the transaction of business or, if the shares of Common Stock (or such other security) are not listed or admitted to trading on any national securities exchange, a Business Day. If the Common Stock (or such other security) is not publicly held or not so listed or traded, "current market price" per share shall mean the fair value per share determined reasonably and with good faith to the holders of Rights by the Board of Directors of the Company, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent.

          (ii) For purpose of any computation hereunder, the "current market price" per share (or one ten-thousandth of a share) of Preferred Shares shall be determined in the same manner as set forth above for the Common Stock in clause (i) of this Section 11(d) (other than the last sentence thereof). If the current market price per share (or one ten-thousandth of a share) of Preferred Shares cannot be determined in the manner provided above or if the Preferred Shares is not publicly held or listed or traded in a manner described in clause (i) of this Section 11(d), the "current market price" per share of Preferred Shares shall be conclusively deemed to be an amount equal to 10,000 (as such number may be appropriately adjusted for such events as stock splits, stock dividends and recapitalizations with respect to the Common Stock occurring after the date of this Agreement) multiplied by the current market price per share of the Common Stock and the "current market price" per one ten-thousandth of a share of Preferred Shares shall be equal to the current market price per share of the Common Stock (as appropriately adjusted). If neither the Common Stock nor the Preferred Shares are publicly held or so listed or traded, "current market price" per share shall mean the fair value per share as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a statement filed with the Rights Agent and shall be conclusive for all purposes.

          (e)  Anything herein to the contrary
notwithstanding, no adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Purchase Price; provided, however, that any adjustments which by reason of this Section 11(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 11 shall be made to the nearest cent or to the nearest ten-thousandth of a share of Common Stock (or such other security) or one-millionth of a Preferred Share, as the case may be. Notwithstanding the first sentence of this Section 11(e), any adjustment required by this Section 11 shall be made no later than the earlier of
(i) three years from the date of the transaction which mandates such adjustment or (ii) the Expiration Date.

          (f) If as a result of any provision of Section 11(a) or Section 13(a), the holder of any Right thereafter exercised shall become entitled to receive any shares of capital stock of the Company other than Preferred Shares, thereafter the number of such other shares so receivable upon exercise of any Right shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the shares contained in Section 11(a) through (c), inclusive, and the provisions of Sections 7, 9, 10, 13 and 15 hereof with respect to the Common Stock shall apply on like terms to any such other shares.

          (g) All Rights originally issued by the Company subsequent to any adjustment made to the Purchase Price hereunder shall evidence the right to purchase, at the adjusted Purchase Price, the number of Preferred Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

          (h) Unless the Company shall have exercised its election as provided in Section 11(i), upon each adjustment of the Purchase Price as a result of the calculations made in
Section 11(b) and (c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Purchase Price, that number of one ten-thousandths of a Preferred Share (calculated to the nearest one-millionth) obtained by (i) multiplying (x) the number of one ten-thousandths of a Preferred Share covered by a Right immediately prior to this adjustment by (y) the Purchase Price in effect immediately prior to such adjustment of the Purchase Price and (ii) dividing the product so obtained by the Purchase Price in effect immediately after such adjustment of the Purchase Price.

          (i) The Company may elect on or after the date of any adjustment of the Purchase Price to adjust the number of Rights, in substitution for any adjustment in the number of one ten-thousandths of a Preferred Share purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of one ten-thousandths of a Preferred Share for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest ten thousandth) obtained by dividing the Purchase Price in effect immediately prior to adjustment of the Purchase Price by the Purchase Price in effect immediately after adjustment of the Purchase Price.
The Company shall make a public announcement of its election to adjust the number of rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Purchase Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 11(i), the Company shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date Rights Certificates evidencing, subject to
Section 15 hereof, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certifcates so to be distributed shall be issued, executed and countersigned in the manner provided for herein (and may bear, at the option of the Company, the adjusted Purchase Price) and shall be registered in the names of the holders of record of Rights Certificates on the record date specified in the public announcement.

          (j) Irrespective of any adjustment or change in the Purchase Price or the number of shares (or fractional units thereof) of Preferred Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Purchase Price per share and the number of shares which were expressed in the initial Rights Certificates issued hereunder.

          (k) Before taking any action that would cause an adjustment reducing the Purchase Price below the then par value, if any, of the Preferred Shares (or other securities) issuable upon exercise of the Rights, the Company shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable Preferred Shares (or other securities) at such adjusted Purchase Price.

          (l) In any case in which this Section 11 shall require that an adjustment in the Purchase Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuing to the holder of any Right exercised after such record date the Preferred Shares and other capital stock or securities of the Company, if any, issuable upon such exercise over and above the Preferred Shares and other capital stock or securities of the Company, if any, issuable upon such exercise on the basis of the Purchase Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares upon the occurrence of the event requiring such adjustment.

          (m) Anything to the contrary in this Section 11 notwithstanding, the Company, by action of a majority of the Board of Directors, shall be entitled to make such reductions in the Purchase Price, in addition to those adjustments expressly required by this Section 11, as and to the extent that it in its sole discretion shall determine to be advisable in order that any consolidation or subdivision of the Preferred Shares, issuance wholly for cash of any Preferred Shares at less than the current market price, issuance wholly for cash of Preferred Shares or securities which by their terms are convertible into or exchangeable for Preferred Shares, stock dividends or issuance of rights, options or warrants referred to hereinabove in this Section 11, hereafter made by the Company to holders of its Preferred Shares shall not be taxable to such stockholders.

          (n) The Company covenants and agrees that it shall not, at any time after the Distribution Date, (i) consolidate with any other Person (other than a subsidiary of the Company in a transaction which does not violate Section 11(o) hereof),
(ii) merge with or into any other Person (other than a subsidiary of the Company in a transaction which does not violate Section 11(o) hereof), or (iii) sell or transfer (or permit any subsidiary to sell or transfer), in one transaction, or a series of related transactions, assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) to any other Person or Persons (other than the Company and/or any of its subsidiaries in one or more transactions each of which does not violate Section 11(o) hereof), if (x) at the time of or immediately after such consolidation, merger, sale or transfer there are any charter or by-law provisions or any rights, warrants or other instrument or securities outstanding or agreements in effect or other actions taken, which would materially diminish or otherwise eliminate the benefits intended to be afforded by the Rights or (y) prior to, simultaneously with or immediately after such consolidation, merger or sale, the stockholders of the Person who constitutes, or would constitute, the "Principal Party" for purposes of Section 13(a) hereof shall have received a distribution of Rights previously owned by such Person or any of its Affiliates and Associates. The Company shall not consummate any such consolidation, merger, sale or transfer unless prior thereto the Company and such other Person shall have executed and delivered to the Rights Agent a supplemental agreement evidencing compliance with this Section 11(n).

          (o) The Company covenants and agrees that, after the Distribution Date, it will not, except as permitted by
Section 24 or Section 27 hereof, take (or permit any subsidiary to take) any action the purpose of which is to, or if at the time such action is taken it is reasonably foreseeable that the effect of such action is to, diminish or otherwise eliminate the benefits intended to be afforded by the Rights.

          (p) Anything in this Agreement to the contrary notwithstanding, in the event that at any time after the date of this Agreement and prior to the Distribution Date, the Company shall (i) declare or pay any dividend on the shares of Common Stock payable in shares of Common Stock or (ii) effect a subdivision, combination or consolidation of the shares of Common Stock (by reclassification or otherwise than by payment of dividends in Common Stock) into a greater or lesser number of shares of Common Stock, then in any such case, the number of Rights associated with each share of Common Stock then outstanding, or issued or delivered thereafter but prior to the Distribution Date, shall be proportionately adjusted so that the number of Rights thereafter associated with each share of Common Stock following any such event shall equal the result obtained by multiplying the number of Rights associated with each share of Common Stock immediately prior to such event by a fraction the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to the occurrence of the event and the denominator of which shall be the total number of shares of Common Stock outstanding immediately following the occurrence of such event. The adjustments provided for in this Section 11(p) shall be made successively whenever such dividend is declared or paid or such a subdivision, combination or consolidation is effected.

          (q) The exercise of Rights under Section 11(a)(ii) shall only result in the loss of rights under Section 11(a)(ii) to the extent so exercised and shall not otherwise affect the rights represented by the Rights under this Rights Agreement, including the rights represented by Section 13.

          Section 12.  Certificate of Adjusted Purchase Price
                       --------------------------------------
or Number of Shares.
-------------------

          Whenever an adjustment is made as provided in Sections 11 and 13 hereof, the Company shall (a) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment,
(b) promptly file with the Rights Agent and with each transfer agent for the Common Stock a copy of such certificate, and (c) mail a brief summary thereof to each holder of a Rights Certificate in accordance with Section 26 hereof. The Rights Agent shall be fully protected in relying on any such certificate and on any adjustment therein contained and shall not be deemed to have knowledge of such adjustment unless and until it shall have received such certificate.

          Section 13.  Consolidation, Merger or Sale or
                       --------------------------------
Transfer of Assets or Earning Power.
-----------------------------------
          (a) In the event that, on or following the Stock Acquisition Date, directly or indirectly, (x) the Company shall consolidate with, or merge with and into, any other Person, (y) any Person shall consolidate with the Company, or merge with and into the Company and the Company shall be the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the shares of Common Stock shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property or all holders of shares of Common Stock are not treated alike or following the merger or consolidation the holders of Common Stock immediately prior to the transaction do not hold in the same proportion all of the voting power of the corporation surviving the transaction, or (z) the Company shall sell, mortgage or otherwise transfer (or one or more of its subsidiaries shall sell, mortgage or otherwise transfer), in one or more transactions, assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) to any other Person, then, and in each such case, proper provision shall be made so that (i) following the Distribution Date, each holder of a Right, shall have the right to receive, upon the exercise thereof at the then current Purchase Price in accordance with the terms of this Agreement, such number of shares of freely tradable Common Stock of the Principal Party (as hereinafter defined), free and clear of liens, rights of call or first refusal, encumbrances or other adverse claims, as shall be equal to the result obtained by (1) multiplying the then current Purchase Price by the number of shares of Common Stock for which a Right is then exercisable and dividing that product by (2) 50% of the current market price per share of the Common Stock of such Principal Party (determined pursuant to Section 11(d) hereof) on the date of consummation of such consolidation, merger, sale or transfer;
(ii) such Principal Party shall threafter be liable for, and shall assume, by virtue of such consolidation, merger sale or transfer, all the obligations and duties of the Company pursuant to this Agreement; (iii) the term "Company" shall thereafter be deemed to refer to such Principal Party, it being specifically intended that the provisions of Section 11 hereof shall apply to such Principal Party; and (iv) such Principal Party shall take such steps (including, but not limited to, the reservation of a sufficient number of shares of its Common Stock in accordance with Section 9 hereof) in connection with such consummation as may be necessary to assure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be, in relation to its shares of Common Stock thereafter deliverable upon the exercise of the Rights.

          (b)  "Principal Party" shall mean

               (i) in the case of any transaction described in (x) or (y) of the first sentence of this Section 13, the Person that is the issuer of any securities into which shares of Common Stock of the Company are converted in such merger or consolidation, and if no securities are so issued, the Person that is the other party to the merger or consolidation (including, if applicable, the Company if it is the surviving corporation); and

               (ii) in the case of any transaction described in (z) of the first sentence in this Section 13, the Person that is the party receiving the greatest portion of the assets or earning power transferred pursuant to such transaction or transactions; provided, however, that in any such case, (1) if the Common Stock of such Person is not at such time and has not been continuously over the preceding 12-month period registered under Section 12 of the Exchange Act, and such Person is a direct or indirect subsidiary of another Person, "Principal Party" shall refer to such other Person; (2) in case such Person is a subsidiary, directly or indirectly, of more than one Person, the Common Stocks of two or more of which are and have been so registered, "Principal Party" shall refer to whichever of such Persons is the issuer of the Common Stock having the greatest aggregate market value; and (3) in case such Person is owned, directly or indirectly, by a joint venture formed by two or more Persons that are not owned, directly or indirectly, by the same Person, the rules set forth in (1) and (2) above shall apply to each of the chains of ownership having an interest in such joint venture as if such party were a "Subsidiary" of both or all of such joint venturers and the Principal Parties in each such chain shall bear the obligations set forth in this Section 13 in the same ratio as their direct or indirect interests in such Person bear to the total of such interests.

          (c) The Company shall not consummate any such consolidation, merger, sale or transfer unless prior thereto the Company and each Principal Party and each other Person who may become a Principal Party as a result of such consideration, merger, sale or transfer shall have a sufficient number of shares of its authorized Common Stock which have not been issued or reserved for issuance in order to permit the exercise in full of the Rights in accordance with this Section 13 and shall have executed and delivered to the Rights Agent a supplemental agreement providing for the terms set forth in paragraphs (a) and (b) of this Section 13 and further providing that, as soon as practicable after the date of any consolidation, merger, sale or transfer of assets mentioned in paragraph (a) of this Section 13, the Principal Party at its own expense will

               (i) prepare and file a registration statement under the Act with respect to the Rights and the securities purchasable upon exercise of the Rights on an appropriate form, will use its best efforts to cause such registration statement to become effective as soon as practicable after such filing and will use its best efforts to cause such registration statement to remain effective (with a prospectus at all times meeting the requirements of the Act) until the Expiration Date;

               (ii) use its best efforts to qualify or
register the Rights and the securities purchasable upon exercise of the Rights under the blue sky laws of such jurisdictions as may be necessary or appropriate; and

               (iii)     deliver to holders of the Rights
historical financial statements for the Principal Party and each of its Affiliates which comply in all material respects with the requirements for registration on Form 10 under the Exchange Act.

          The provisions of this Section 13 shall similarly apply to successive mergers or consolidations or sales or other transfers. The rights under this Section 13 shall be in addition to the rights to exercise Rights and adjustments under Section 11(a)(ii) and shall survive any exercise thereunder.

          Section 14.  Additional Covenant.  Notwithstanding
                       -------------------
any other provision of this Agreement, no adjustment to the Purchase Price, the number of Preferred Shares (or shares of Common Stock) (or fractions of a share) for which a Right is exercisable or the number of Rights outstanding or any similar adjustment shall be made or be effective if such adjustment would have the effect of reducing or limiting the benefits the holders of the Rights would have had absent such adjustment, including, without limitation, the benefits under Section 11(a)(ii) and Section 13, unless the terms of this Agreement are amended so as to preserve such benefits.

          Section 15.  Fractional Rights and Fractional
                       --------------------------------
Shares.
-------
          (a) The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the current market value of a whole Right. For the purposes of this Section 15(a), the current market value of a whole Right shall be the closing price of the Rights for the Trading Day immediately prior to the date on which such fractional Rights would have been otherwise issuable. The closing price of the Rights for any day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the Rights are not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Rights are listed or admitted to trading, or if the Rights are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by NASDAQ or such other system then in use or, if on any such date the Rights are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Rights selected by the Board of Directors of the Company. If on any such date no such market maker is making a market in the Rights the fair value of the Rights on such date as determined reasonably and with good faith to the holders of Rights by the Board of Directors of the Company shall be used and shall be binding on the Rights Agent.

          (b) The Company shall not be required to issue fractions of Preferred Shares (other than fractions which are integral multiples of one ten-thousandth of a Preferred Share) or of shares of Common Stock (or any other securities) upon exercise of the Rights or to distribute certificates which evidence fractional Preferred Shares (other than fractions which are integral multiples of one ten-thousandth of a Preferred Share) or of fractional shares of Common Stock (or any other securities). Fractions of Preferred Shares may, at the election of the Company, be evidenced by depositary receipts, pursuant to an appropriate agreement between the Company and a depositary selected by it, provided that the agreement shall provide that the holders of the depositary receipts shall have all the rights, privileges and preferences to which they are entitled as beneficial owners of the Preferred Shares represented by the depositary receipts. In lieu of fractional Preferred Shares that are not integral multiples of one ten-thousandth of a Preferred Share or in lieu of fractional shares of Common Stock, the Company may pay to the registered holders of Right Certificates at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the current market value of a Preferred Share or share of Common Stock (or any other security), as the case may be. For purposes of this Section 15(b), the current market value of one ten-thousandth of a Preferred Share or of a share of Common Stock shall be the closing price of such a share (or fraction thereof) (as determined pursuant to Section 11(d)(ii) hereof) for the Trading Day immediately prior to the date of such exercise.

          (c) The holder of a Right by the acceptance of the Rights expressly waives his right to receive any fractional
Rights or any fractional shares upon exercise of a Right.

          Section 16.  Rights of Action.  All rights of action
                       ----------------
in respect of this Agreement (other than rights of action given to the Rights Agent under Section 19 hereof) are vested in the respective registered holders of the Rights Certificates (and, prior to the Distribution Date, the registered holders of the Common Stock); and any registered holder of any Rights Certificate (or, prior to the Distribution Date, of the Common Stock), without the consent of the Rights Agent or of the holder of any other Rights Certificate (or, prior to the Distribution Date, of the Common Stock), may, in his own behalf and for his own benefit, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, his right to exercise the Rights evidenced by such Rights Certificate in the manner provided in such Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and shall be entitled to specific performance of the obligations hereunder and injunctive relief against actual or threatened violations of the obligations hereunder of any Person subject to this Agreement. Holders of Rights shall be entitled to recover the reasonable costs and expenses, including attorneys' fees, incurred by them in any action to enforce the provisions of this Agreement in which they successfully prosecute their claims.

          Section 17.  Agreement of Rights Holders.  Every
                       ----------------------------
holder of a Right by accepting the same consents and agrees with the Company and the Rights Agent and with every other holder of a Right that:

          (a) prior to the Distribution Date, the Rights will be transferable only in connection with the transfer of Common
Stock;

          (b)  after the Distribution Date, the Rights
Certificates are transferable only on the registry books of the Rights Agent if surrendered at the principal office of the Rights Agent, duly endorsed or accompanied by a proper instrument of transfer;

          (c) subject to Section 6 and Section 7(f) hereof, the Company and the Rights Agent may deem and treat the person in whose name a Rights Certificate (or, prior to the Distribution Date, the associated Common Stock certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Rights Certificates or the associated Common Stock certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent, subject to the last sentence of
Section 7(e) hereof, shall be affected by any notice to the contrary; and

          (d) notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or a beneficial interest in a Right or other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation; provided, however, the Company shall not have sought or otherwise cooperated in obtaining such order, decree or ruling and must use its best efforts to have any such order, decree or ruling lifted or otherwise overturned as soon as possible.

          Section 18.  Rights Certificate Holder Not Deemed a
                       --------------------------------------
Stockholder.  No holder, as such, of any Rights Certificate
-----------
shall be entitled to vote, receive dividends or be deemed for any purpose the holder of the shares of Common Stock or any other securities of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights Certificate, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in Section 25 hereof), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by such Rights Certificate shall have been exercised in accordance with the provisions thereof.

          Section 19.  Concerning the Rights Agent.  The
                       ---------------------------
Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and disbursements and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without negligence, bad faith or willful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly. The indemnity provided for in this Section 19 shall survive the expiration of the Rights and the termination of this Agreement.

          The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any Rights Certificate or certificate for Common Stock or for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

          Section 20.  Merger or Consolidation or Change of
                       ------------------------------------
Name of Rights Agent.  Any corporation into which the Rights
--------------------
Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any corporation succeeding to the corporate trust business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 22 hereof. In case at the time such successor Rights Agent shall succeed to the agency created by this Agreement, any of the Rights Certificates shall have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor or in the name of the successor Rights Agent; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates in this Agreement.

          In case at any time the name of the Rights Agent shall be changed and at such time any of the Rights Certificates shall have been countersigned but not delivered the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

          Section 21.  Duties of Rights Agent.  The Rights
                       ----------------------
Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

          (a) The Rights Agent may consult with legal counsel selected by it (who may be legal counsel for the Company), and the opinion of such counsel shall be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion.

          (b) Whenever in the performance of its duties under this Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter (including, without limitation, the identity of any Acquiring Person) be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by the Chairman of the Board, any Vice Chairman of the Board, any President, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Company and delivered to the Rights Agent; and such certificate shall be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

          (c) The Rights Agent shall be liable hereunder only for its own negligence, bad faith or willful misconduct.

          (d) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Rights Certificates (except as to the fact that it has countersigned the Rights Certificates) or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only.

          (e)  The Rights Agent shall not be under any
responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution hereof by the Rights Agent) or in respect of the validity or execution of any Rights Certificate (except its countersignature thereof); nor shall it be responsible for any Rights becoming null and void pursuant to Section 7(e) hereof or for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor shall it be responsible for any adjustment required under the provisions of Sections 11 or 13 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights evidenced by Rights Certificates after actual notice of any such adjustment); nor shall it be responsible for any determination by the Board of Directors of the Company of current market value of the Rights or Common Stock pursuant to the provisions of Section 15 hereof; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any shares of Common Stock to be issued pursuant to this Agreement or any Rights Certificate or as to whether any shares of Common Stock will, when so issued, be validly authorized and issued, fully paid and nonassessable.

          (f) The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

          (g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder and certificates delivered pursuant to any provision hereof from the Chairman of the Board, any Vice Chairman of the Board, any President, any Vice President, the Secretary, any Assistant Secretary, the Treasurer or any Assistant Treasurer of the Company, and is authorized to apply to such officers for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered to be taken by it in good faith in accordance with instructions of any such officer.

          (h) The Rights Agent and any stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in any of the Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity.

          (i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company or to the holders of the Rights resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

          (j) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

          (k) If, with respect to any Rights Certificate surrendered to the Rights Agent for exercise or transfer, the certificate attached to the form of assignment or form of election to purchase, as the case may be, has either not been completed or indicates an affirmative response to clause 1 and/or 2 thereof, the Rights Agent shall not take any further action with respect to such requested exercise of transfer without first consulting with the Company.

          Section 22.  Change of Rights Agent.  The Rights
                       ----------------------
Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon 30 days' notice in writing mailed to the Company and to each transfer agent of the Common Stock by registered or certified mail, and to holders of the Rights Certificates by first-class mail.
The Company may remove the Rights Agent or any successor Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Common Stock by registered or certified mail, and to the holders of the Rights Certificates by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of 30 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Rights Certificate (who shall, with such notice, submit his Rights Certificate for inspection by the Company), then the registered holder of any Rights Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation organized and doing business under the laws of the United States or of any state, in good standing, which is authorized under such laws to exercise corporate trust powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $50,000,000. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Right Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Stock, and, if such appointment occurs after the Distribution Date, mail a notice thereof in writing to the registered holders of the Rights Certificates. Failure to give any notice provided for in this Section 22, however, or any defect therein, shall not affect the legality or valdity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

          Section 23.  Issuance of New Rights Certificates.
                       -----------------------------------
Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the Purchase Price per share and the number or kind or class of shares or other securities or property purchasable under the Rights Certificates made in accordance with the provisions of this Agreement.

          In addition, in connection with the issuance or sale of shares of Common Stock following the Distribution Date and prior to the Expiration Date, the Company shall with respect to shares of Common Stock so issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement, or upon the exercise, conversion or exchange of securities, notes or debentures issued by the Company prior to the Distribution Date, issue Right Certificates representing the appropriate number of Rights in connection with such issuance or sale; provided, however, that (i) the Company shall not be obligated to issue any such Right Certificates if, and to the extent that, the Company shall be advised by counsel that such issuance would create a significant risk of material adverse tax consequences to the Company or the Person to whom such Right Certificate shall be issued, and (ii) no Right Certificate shall be issued if, and to the extent that, appropriate adjustment shall otherwise have been made in lieu of the issuance thereof.

          Section 24.  Redemption and Termination.
                       --------------------------
          (a) (i) The Board of Directors of the Company may, at its option, at any time prior to 5:00 P.M., Cincinnati time, on the earlier of (x) the Stock Acquisition Date or (y) the Final Expiration Date, redeem all but not less than all of the then outstanding Rights at a redemption price of $.01 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such redemption price being hereinafter referred to as the "Redemption Price"). In addition, the Board of Directors of the Company may, at its option redeem all, but not less than all, of the then outstanding Rights at the Redemption Price within 10 days after any Person becomes an Acquiring Person if (A) the Acquiring Person notifies the Board of Directors that such Person became an Acquiring Person inadvertently and (B) during such 10 day period, and at the time of redemption, the Acquiring Person is no longer the Beneficial Owner of 10% or more of the then outstanding shares of Common Stock.

               (ii) In addition, the Board of Directors of the Company may, at its option, at any time following a Stock Acquisition Date and the expiration of the period during which the rights of holders of Rights pursuant to Section 11(a)(ii) hereof may be exercised as a result of the occurrence of such Stock Acquisition Date, but prior to any event described in clause (x), (y) or (z) of Section 13(a) hereof, redeem all but not less than all of the then outstanding Rights at the Redemption Price in connection with any such event in which all holders of shares of Common Stock are treated alike and not involving an Acquiring Person or any Affiliate or Associate of an Acquiring Person, Affiliate or Associate has an interest, or any other Person acting, directly or indirectly on behalf of or in concert with any such Acquiring Person, Associate or Affiliate (other than involvement by an Acquiring Person, Affiliate, Associate or such other Person solely as a holder of shares of Common Stock being treated like all other such holders).

          (b) Immediately upon the date for redemption set forth (or determined in the manner specified in) in a resolution of the Board of Directors of the Company ordering the redemption of the Rights, evidence of which shall have been filed with the Rights Agent and without any further action and without any notice, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. Within ten days after the action of the Board of Directors ordering any such redemption of the Rights, the Company shall give notice of such redemption to the Rights Agent and the holders of the then outstanding Rights by mailing such notice to the Rights Agent and to all such holders at their last addresses as they appear upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the Transfer Agent for the Common Stock. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

          Section 25.  Notice of Certain Events.  In case the
                       -------------------------
Company shall at any time on or after the Distribution Date propose (a) to pay any dividend payable in stock of any class to the holders of Common Stock or to make any other distribution to the holders of Common Stock (other than a regular quarterly cash dividend at a rate not in excess of 125% of the rate of the last regular quarterly cash dividend theretofore paid) or (b) to offer to the holders of Common Stock rights or warrants to subscribe for or to purchase any additional shares of Common Stock or shares of stock of any class or any other securities, rights or options, or (c) to effect any reclassification of its Common Stock (other than a reclassification involving only the subdivision of outstanding shares of Common Stock), or (d) to effect any consolidation or merger into or with, or to effect any sale or other transfer (or to permit one or more of its subsidiaries to effect any sale or other transfer), in one or more transactions, of more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) to, any other Person, or (e) to effect the liquidation, dissolution or winding up of the Company, then, in each such case, the Company shall give to each holder of a Rights Certificate, in accordance with
Section 26 hereof, a notice of such proposed action, which shall specify the record date for the purposes of such stock dividend, distribution of rights or warrants, or the date on which such reclassification, consolidation, merger, sale, transfer, liquidation, dissolution, or winding up is to take place and the date of participation therein by the holders of the shares of Common Stock, if any such date is to be fixed, and such notice shall be so given in the case of any action covered by clause (a) or (b) above at least 20 days prior to the record date for determining holders of the shares of Common Stock for purposes of such action, and in the case of any such other action, at least 20 days prior to the date of the taking of such proposed action or the date f participation therein by the holders of the shares of Common Stock whichever shall be the earlier.

          In case any of the events set forth in Section 11(a)(ii) of this Agreement shall occur, then, in any such case, the Company shall as soon as practicable thereafter give to each holder of a Rights Certificate, in accordance with
Section 26 hereof, a notice of the occurrence of such event, which shall specify the event and the consequences of the event to holders of Rights under Section 11(a)(ii) hereof.

          Section 26.  Notices.  Notices or demands authorized
                       -------
by this Agreement to be given or made by the Rights Agent or by the holder of any Rights Certificate to or on the Company shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

                    The Kroger Co.
                    1014 Vine Street
                    Cincinnati, Ohio  45202
                    Attention:  Corporate Secretary

          Subject to the provisions of Section 22, any notice or demand authorized by this Agreement to be given or made by the Company or by the holder of any Rights Certificate to or on the Rights Agent shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:


                    The Bank of New York
                    48 Wall Street
                    New York, New York  10286

          Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Rights Certificate shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company.

          Section 27.  Supplements and Amendments.  Prior to
                       --------------------------
the Distribution Date, the Company may from time to time supplement or amend any provision of this Agreement in any respect without the approval of any holders of certificates representing Common Stock and the Rights. From and after the Distribution Date, the Company may from time to time supplement or amend this Agreement without the approval of any holders of Right Certificates in order (i) to cure any ambiguity, (ii) to correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein, (iii) to shorten or lengthen any time period hereunder or (iv) to change or supplement the provisions hereunder in any manner which the Company may deem necessary or desirable and which shall not adversely affect the interests of the holders of Rights Certificates (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person); provided, however, that this Agreement may not be supplemented or amended to lengthen, pursuant to clause
(iii) of this sentence, (A) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable, or (B) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights. Upon the delivery of a certificate from an appropriate officer of the Company which states that the proposed supplement or amendment is in compliance with the terms of this Section 27, the Rights Agent shall execute such supplement or amendment, provided that such supplement or amendment does not adversely affect the rights or obligations of the Rights Agent under Section 19 or Section 21 of this Agreement and such amendment or supplement shall be effective regardless of whether or when executed by the Rights Agent. Prior to the Distribution Date, the interests of the holders of Rights shall be deemed coincident with the interests of the holders of Common Shares.

          Section 28.  Determination and Actions by the Board
                       --------------------------------------
of Directors, etc.  The Board of Directors of the Company
------------------
shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board, or the Company, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to (i) interpret the provisions of this Agreement, and (ii) make all determinations deemed necessary or advisable for the administration of this Agreement (including, without limitation, a determination to redeem or not redeem the Rights or to amend the Agreement and whether any proposed amendment adversely affects the interests of the holders of Right Certificates). For all purposes of this Agreement, any calculation of the number of shares of Common Stock or other securities outstanding at any particular time, including for purposes of determining the particular percentage of such outstanding shares of Common Stock or any other securities of which any Person is the Beneficial Owner, shall be made in accordance with the last sentence of Rule 13d-3(d)(1)(i) of the General Rules and Regulations under the Exchange Act as in effect on the date of this Agreement. All such actions, calculations, interpretations and determinations (including, for purposes of clause (y) below, all omissions with respect to the foregoing) which are done or made by the Board in good faith, shall (x) be final, conclusive and binding on the Company, the Rights Agent, the holders of the Right Certificates and all other parties, and (y) not subject the Board to any liability to the holders of the Right Certificates or holders of shares of Common Stock.

          Section 29.  Successors.  All the covenants and
                       ----------
provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

          Section 30.  Benefits of this Agreement.  Nothing in
                       --------------------------
this Agreement shall be construed to give to any person or corporation other than the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Date, the Common Stock) any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Date, the Common Stock).

          Section 31.  Severability.  If any term, provision,
                       ------------
covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          Section 32.  Governing Law.  This Agreement, each
                       -------------
Right and each Rights Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of Ohio and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and to be performed entirely within such State.

          Section 33.  Counterparts.  This Agreement may be
                       ------------
executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

          Section 34.  Descriptive Headings.  Descriptive
                       --------------------
headings of the several Sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.

Attest:                            THE KROGER CO.


/s/ Bruce M. Gack                  By   /s/ Paul Heldman
--------------------                    -------------------
Name:  Bruce M. Gack               Name:  Paul Heldman
Title: Assistant Secretary         Title: Vice President,
                                          Secretary and
                                          General Counsel


Attest:                            THE BANK OF NEW YORK


/s/  Daniel M. Egan                By  /s/ John I. Sivertsen
----------------------                 -----------------------
Name:  Daniel M. Egan              Name:  John I. Sivertsen
Title: Assistant Vice President    Title: Corporate Vice
                                          President

                                                  Exhibit A
                                                  ---------
               FORM OF CERTIFICATE OF AMENDMENT TO
            THE AMENDED ARTICLES OF INCORPORATION OF
                         THE KROGER CO.

     Joseph A. Pichler, Chairman of the Board and Chief Executive Officer, and Paul W. Heldman, Secretary, of The Kroger Co., an Ohio corporation for profit with its principal office at 1014 Vine Street, Cincinnati, Ohio, do hereby certify that at a meeting of the Board of Directors held pursuant to notice on the 20th day of March, 1997, the following resolutions were adopted pursuant to Section 1701.70(B)(1) of the Ohio Revised Code:

     RESOLVED, That the Amended Articles of Incorporation of the Company are amended to delete therefrom Section C.7. and Section C.8. of Article Fourth, and the Appendix A referenced therein, designating the Auction Preferred Shares; and further

     RESOLVED, That Article Fourth of the Amended Articles of
Incorporation of The Kroger Co. is amended by adding a new
Section C.7. as follows:

     7. There is hereby designated a series of Preferred Shares, entitled "Series A Preferred Shares", to consist of 50,000 shares, to have the additional preferences and privileges, the relative, participating, optional or other special rights, and the qualifications, limitations, and restrictions as are set forth in Appendix A attached hereto.

and further;

RESOLVED, That pursuant to Section 1701.72(B) of the Ohio
Revised Code, the restated Amended Articles of Incorporation of The Kroger Co., are adopted in the form attached hereto, to supersede and replace the existing Amended Articles of Incorporation and all amendments thereto.

          IN WITNESS WHEREOF, we, acting for and on behalf of the Company, have executed and subscribed this Certificate and do affirm the foregoing as true under the penalties of perjury and have affixed the seal of the Company on this _______ day of __________, 1997.
                              _______________________________
                              Chairman of the Board and
                              Chief Executive Officer


                              __________________________
                                   Secretary

                                             Appendix A

     Of the 5,000,000 preferred shares of the Company, 50,000 shall constitute a series of Voting Preferred Stock and shall have, subject and in addition to the other provisions of this Article Fourth, the following relative rights, preferences an limitations.

     Section 1.     Designation and Amount.  The shares of
                    ----------------------
such series shall be designated as "Series A Preferred Shares", $100 par value (the "Series A Preferred Stock"). The number of shares of Series A Preferred Stock may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Series A Preferred Stock to a number less than that of the shares then outstanding plus the number of shares issuable upon exercise of outstanding rights, options or warrants or upon conversion of outstanding securities issued by the Company.

     Section 2.     Dividends and Distributions.
                    ----------------------------
     (A) Subject to the prior and superior rights of the holders of any shares of any series of Preferred Stock ranking prior and superior to the shares of Series A Preferred Stock with respect to dividends, the holders of shares of Series A Preferred Stock in preference to the holders of shares of Common Stock, $1.00 par value (the "Common Stock"), of the Company and any other junior stock, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of January, April, July, and October in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Preferred Stock in an amount per share (rounded to the nearest cent) equal to the greater of (a) $100.00, or (b) subject to the provision for adjustment hereinafter set forth, 10,000 times the aggregate per share amount of all cash dividends, and 10,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock, since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Preferred Stock. In the event the Company shall at any time after April 4, 1997 (the "Rights Amendment Date") (i) declare a dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under clause (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

     (B) The Company shall declare a dividend or distribution on the Series A Preferred Stock as provided in paragraph (A) above immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock); provided that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $100.00 per share on the Series A Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

     (C) Dividends shall begin to accrue and be cumulative outstanding shares of Series A Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series A Preferred Stock unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.

     Section 3.     Voting Rights.  The holders of shares of
                    -------------
Series A Preferred Stock shall have the following voting rights:

     (A) Subject to the provision for adjustment hereinafter set forth, each share of Series A Preferred Stock shall entitle the holder thereof to 1 vote on all matters submitted to a vote of the shareholders of the Company.

     (B) Except as otherwise provided herein or by law, the holders of shares of Series A Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of shareholders of the Company.

     Section 4.     Certain Restrictions.
                    --------------------
     (A) Whenever quarterly dividends or other dividends or distributions payable on the Series A Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Preferred Stock outstanding shall have been paid in full, the Company shall not

          (i) declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding
up) to the Series A Preferred Stock;

          (ii) declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock except dividends paid ratably on the Series A Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

          (iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock provided that the Company may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Company ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series A Preferred Stock; or

          (iv) purchase or otherwise acquire for consideration any shares of Series A Preferred Stock or any shares of stock ranking on a parity with the Series A Preferred Stock except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preference of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

     (B) The Company shall not permit any subsidiary of the Company to purchase or otherwise acquire for consideration any shares of stock of the Company unless the Company could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

     Section 5.     Reacquired Shares.  Any shares of Series A
                    -----------------
Preferred Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

     Section 6.     Liquidation, Dissolution or Winding Up.
                    --------------------------------------
(A) Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Company, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock unless, prior thereto, the holder of shares of Series A Preferred Stock shall have received per share, $25,000, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the "Series A Liquidation Preference"). Following the payment of the full amount of the Series A Liquidation Preference, no additional distributions shall be made to the holders of shares of Series A Preferred Stock unless, prior thereto, the holders of shares of Common Stock shall have received an amount per share (the "Common Adjustment") equal to the quotient obtained by dividing (i) the Series A Liquidation Preference by (ii) 10,000 (as appropriately adjusted as set forth in subparagraph C below to reflect such events as stock splits, stock dividends and recapitalizations with respect to the Common Stock) (such number in clause (ii), the "Adjustment Number"). Following the payment of the full amount of the Series A Liquidation Preference and the Common Adjustment in respect of all outstanding shares of Series A Preferred Stock and Common Stock, respectively, holders of Series A Preferred Stock and holders of shares of Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to 1 with respect to such Preferred Stock and Common Stock, on a per share basis, respectively.

     (B) In the event there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other series of Preferred Stock, if any, which rank on a parity with the Series A Preferred Stock then such remaining assets shall be distributed ratably to the holders of such parity shares in proportion to their respective liquidation preferences. In the event there are not sufficient assets available to permit payment in full of the Common Adjustment, then such remaining assets shall be distributed ratably to the holders of Common Stock.

     (C) In the event the Company shall at any time after the Rights Amendment Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

     Section 7.     Consolidation, Merger, etc.  In case the
                    ---------------------------
Company shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series A Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to 10,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Company shall at any time after the Rights Amendment Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or
(iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Preferred Stock shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that are outstanding immediately prior to such event.

     Section 8.     Redemption.  The shares of Series A
                    -----------
Preferred Stock shall not be redeemable.

     Section 9.     Ranking.  The Series A Preferred Stock
                    -------
shall rank junior to all other series of the Company's
Preferred Stock as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.

     Section 10.    Fractional Shares.  Series A Preferred
                    -----------------
Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Preferred Stock.

              FILED WITH SECRETARY OF STATE OF OHIO
                        ON MARCH 26, 1997

               AMENDED ARTICLES OF INCORPORATION

                               OF

                         THE KROGER CO.


     The Kroger Co., a corporation for profit, heretofore organized and now existing under the laws of the State of Ohio, makes and files these Amended Articles of Incorporation and states:

     FIRST.  The name of the Corporation is THE KROGER CO.

     SECOND. The principal office of the Corporation is located at Cincinnati, in Hamilton County, Ohio.

     THIRD. The purpose of said Corporation is to engage in any lawful act or activity for which corporations may be formed under Sections 1701.01 to 1701.98, inclusive, of the Ohio Revised Code.

     FOURTH. SECTION A. The maximum number of shares which the Corporation is authorized to have outstanding is three hundred fifty-five million (355,000,000), classified as follows: five million (5,000,000) Cumulative Preferred Shares of the par value of $100.00 each; and three hundred fifty million (350,000,000) Common Shares of the par value of $1.00 each.

     The express terms and provisions of the shares of the foregoing classes of stock of the Corporation shall be as follows:

     SECTION B. The holders of Common Shares shall have no pre-emptive rights to subscribe for or purchase any shares of any class.

     SECTION C. 1. The authorized shares of Cumulative Preferred Shares may be issued in series from time to time. All shares of any one series of Cumulative Preferred Shares shall be alike in every particular and all shares of Cumulative Preferred Shares shall rank equally. The express terms and provisions of shares of different series shall be identical except that there may be variations in respect of the dividend rate, dates of payment of dividends and dates from which they are cumulative, redemption rights and price, liquidation price, sinking fund requirements, conversion rights, and restrictions on issuance of shares of the same series or of any other class or series. The Board of Directors of the Corporation is authorized to fix, by the adoption of an amendment to the Articles creating each such series of the Cumulative Preferred Shares, (a) the designation and number of shares of such series, (b) the dividend rate of such series, (c) the dates of payment of dividends on shares of such series and the dates from which they are cumulative,
(d) the redemption rights of the Corporation with respect to shares of such series and the price or prices at which shares of such series may be redeemed, (e) the amount or amounts payable to holders of shares of such series on any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, which may be different for voluntary and involuntary liquidation, dissolution, or winding up, (f) the amount of the sinking fund, if any, to be applied to the purchase or redemption of shares of such series and the manner of its application, (g) whether or not the shares of such series shall be made convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same class of stock of the Corporation, and if made so convertible or exchangeable, the conversion price or prices, or the rates of exchange, and the adjustments, if any, at which such conversion or exchange may be made, and (h) whether or not the issue of any additional shares of such series or any future series in addition to such series or any other class of stock shall be subject to any restrictions and, if so, the nature of such restrictions.

      2. Dividends on Cumulative Preferred Shares of any series shall be payable at rates and on dates to be fixed by the Board of Directors at the time of the creation of such series. Dividends of the Cumulative Preferred Shares of all series shall be cumulative, and no dividends shall be declared or paid upon or set apart for the Common Stock unless and until full dividends on the outstanding Cumulative Preferred Shares of all series shall have been paid or declared and set apart for payment with respect to all past dividend periods and the current dividend period. In case of any series of Cumulative Preferred Shares, dividends shall accrue from and be cumulative from such dates as may be fixed by the Board of Directors at the time of the creation of such series. In the event of the issue of additional Cumulative Preferred Shares of any series after the initial issue of shares of such series all dividends paid on Cumulative Preferred Shares of such series prior to the issue of such additional Cumulative Preferred Shares and all dividends declared and payable to holders of record of Cumulative Preferred Shares of such series on a date prior to such additional issue shall be deemed to have been paid on the additional shares so issued.

      3. If upon any liquidation, dissolution or winding up, the assets distributable among the holders of the Cumulative Preferred Shares of all series shall be insufficient to permit the payment of the full preferential amounts to which they shall be entitled, then the entire assets of the Corporation shall be distributed among the holders of the Cumulative Preferred Shares of all series then outstanding, ratably in proportion to the full preferential amounts to which they are respectively entitled. Nothing in this paragraph shall be deemed to prevent the purchase, acquisition or other retirement by the Corporation of any shares of its outstanding stock as now or in the future authorized or permitted by the laws of Ohio. A consolidation or merger of the Corporation with or into any other corporation or corporations, or a sale or transfer of all or substantially all of its property, shall not be deemed to be a liquidation, dissolution or winding up of the Corporation.

      4. Notice of any proposed redemption of Cumulative Preferred Shares of any series shall be given by the Corporation by publication at least once in one daily newspaper printed in the English language and of general circulation in the Borough of Manhattan, City of New York, State of New York, and in the City of Cincinnati, State of Ohio, the first publication to be at least sixty (60) days, and not more than ninety (90) days, prior to the date fixed for such redemption. Notice of any proposed redemption of Cumulative Preferred Shares of any series also shall be given by the Corporation by mailing a copy of such notice, at least sixty (60) days, and not more than ninety (90) days, prior to the date fixed for such redemption, to the holders of record of the Cumulative Preferred Shares to be redeemed, at their respective addresses then appearing upon the books of the Corporation; but no failure to mail such notice, or defect therein or in the mailing thereof shall affect the validity of the proceedings for such redemption. In case of the redemption of a part only of the Cumulative Preferred Shares of any series at the time outstanding, the shares to be redeemed shall be selected by lot or pro rata, as the Board of Directors may determine. The Board of Directors shall have full power and authority, subject to the limitations and provisions herein contained, to prescribe the manner in which, and the terms and conditions upon which, the shares of the Cumulative Preferred Shares of any series shall be redeemed from time to time. On or at any time before the redemption date specified in such notice, the Corporation shall deposit in trust, for the holders of the shares to be redeemed, funds necessary for such redemption with a bank or trust company organized under the laws of the United States of America or the State of New York and doing business in the Borough of Manhattan, City of New York, or organized under the laws of the United States of America or of the State of Ohio and doing business in the City of Cincinnati, Ohio; and designated in such notice of redemption. Upon the publication of the notice of redemption as above provided, or upon the making of such deposit, whichever is later, all shares with respect to the redemption of which such notice and deposit shall have been given and made shall, whether or not the certificates therefor shall have been surrendered for cancellation, be deemed to be no longer outstanding for any purpose, and all rights with respect to such shares shall thereupon cease and terminate, except only the rights of the holders of the certificates for such shares to receive, out of the funds so deposited in trust, from and after the date of such deposit, the amount payable upon the redemption thereof, without interest; provided, however, that no right of conversion, if any, belonging to such shares, if such right of conversion is, by its terms, to exist for a period beyond the date of the publication of such notice or the making of such deposit, shall be impaired by the publication of such notice or the making of such deposit. At the expiration of six (6) years after the date of such deposit, such trust shall terminate. Any such moneys then remaining on deposit with such bank or trust company shall be paid over to the Corporation, and thereafter the holders of the certificates for such shares shall have no claims against such bank or trust company, but only claims as unsecured creditors against the Corporation for the amount payable upon the redemption thereof without interest.

      5. At all meetings of the shareholders, every holder of record of shares of Cumulative Preferred Shares and every holder of record of Common Stock shall be entitled to vote and shall have one vote for each share outstanding in his name on the books of the Corporation on the record date fixed for such purpose, or if no record date is fixed, on the date next preceding the day of such meeting, provided that (1) in the event that the Corporation should have failed to pay dividends on any series of Cumulative Preferred Shares for six or more quarterly dividends, the holders of Cumulative Preferred Shares of all series, voting as a single class, shall be entitled to elect two directors, each for a one-year term, whether or not the board is otherwise divided into classes with each director elected for a term longer than one year, at the meeting of shareholders for the election of directors next succeeding the time such failure to pay these six dividends first occurs, and (2) no amendment to the Articles of Incorporation or Regulations shall be made which would be substantially prejudicial to the holders of outstanding Cumulative Preferred Shares or any series thereof without the favorable vote of the holders of two-thirds of the Cumulative Preferred Shares, voting as a single class, then outstanding, unless such amendment shall not equally affect all series, in such case the favorable vote of the holders of two-thirds of the adversely affected series shall also be required. The right of holders of Cumulative Preferred Shares to elect these two directors shall terminate when all such unpaid dividends on Cumulative Preferred Shares have been paid and the directors then in office and elected by the holders of Cumulative Preferred Shares shall forthwith cease to hold office upon such payments.

      6. The holders of the Cumulative Preferred Shares shall have no pre-emptive rights to subscribe for or purchase any shares of any class.

      7. There is hereby designated a series of Preferred Shares, entitled "Series A Preferred Shares", to consist of 50,000 shares, to have the additional preferences and privileges, the relative, participating, optional or other special rights, and the qualifications, limitations, and restrictions as are set forth in Appendix A attached hereto.

     FIFTH.  (a)  1.     In addition to any affirmative vote
or approval required by law, these Amended Articles of Incorporation, or the Regulations of the Corporation:

          (A) any merger or consolidation of the Corporation or any Subsidiary (as hereinafter defined) with or into (i) any Interested Shareholder (as hereinafter defined) or (ii) any other corporation (whether or not itself an Interested Shareholder) which, after such merger or consolidation, would be an Affiliate (as hereinafter defined) of an Interested Shareholder, or

          (B) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of related transactions) to or with any Interested Shareholder or any Affiliate of any Interested Shareholder of any assets of the Corporation or any Subsidiary having an aggregate fair market value of $15,000,000 or more, or

          (C) the issuance or transfer by the Corporation or any Subsidiary (in one transaction or a series of related transactions) of any securities or options, warrants or rights to acquire securities, of the Corporation or any Subsidiary, to any Interested Shareholder or any Affiliate of any Interested Shareholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value of $15,000,000 or more, or

          (D) the adoption of any plan or proposal for the complete or partial liquidation or dissolution of the Corporation as a result of which an Interested Shareholder would receive any assets of the Corporation other than cash, or

          (E) any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its Subsidiaries, or any similar transaction (whether or not with or into or otherwise involving an Interested Shareholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Corporation or any Subsidiary which is directly or indirectly beneficially owned by any Interested Shareholder, or

          (F) any agreement, contract or other arrangement which upon consummation will result in any of the transactions described in this paragraph

     (a) 1. shall require the affirmative vote of the holders of 75% of the outstanding Voting Shares (as hereinafter defined).

           2. The term "Business Combination", as used in this Article Fifth, shall mean any transaction which is referred to in any one or more of clauses (A) through (F) of paragraph (a)(1).

     (b) 1. The provisions of paragraph (a)(1) of this Article Fifth shall not be applicable if either of the following conditions shall have been satisfied:

          (A) the aggregate amount of the cash and fair market value (as of the date of the consummation of the Business Combination) of consideration other than cash to be received per share of Common or Cumulative Preferred or other Preferred Stock or Capital Stock in such Business Combination by holders thereof shall be at least equal to the highest of the following:

          (i) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by such Interested Shareholder for any shares of such class or series of stock acquired by it within the three-year period prior to the Business Combination (such price to be appropriately adjusted for stock splits, stock dividends, reclassification of securities and other similar events);

          (ii) the per share book value of the shares of such class or series of stock as reported at the end of the fiscal quarter immediately preceding the public announcement of the terms of the Business Combination;

          (iii) an amount per share which, at a minimum, bears the same percentage relationship to the market price per share of the shares of such class or series of stock immediately prior to the announcement of the intention to effect the Business Combination as the highest per share price determined in (i) above bears to the market price per share of the shares of such class or series of stock immediately prior to the acquisition by the Interested Shareholder of beneficial ownership of more than 5% of the shares of such class or series of stock but in no event in excess of two times the highest per share price determined in (i) above;

provided that (i) no Extraordinary Event (as hereinafter defined) occurs after the Interested Shareholder has become an Interested Shareholder and prior to the consummation of the Business Combination, and (ii) if the highest preferential amount per share of a series of Cumulative Preferred or other Preferred Stock to which the holders thereof would be entitled in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation (regardless of whether the Business Combination to be consummated constitutes such an event) is greater than such aggregate amount, holders of such series of Cumulative Preferred or other Preferred Stock shall receive an amount for each such share at least equal to the highest preferential amount applicable to such series of Cumulative Preferred or other Preferred Stock; or

          (B)  Either (i) the Business Combination was
approved by the Board of Directors of the Corporation prior to the time that the Interested Shareholder acquired beneficial ownership of in excess of 10% of the outstanding Voting Shares, (ii) the Interested Shareholder seeking to effect such Business Combination sought and obtained the prior approval of the Board of Directors of the Corporation to such Interested Shareholder's acquisition of beneficial ownership of 10% of the outstanding Voting Shares or (iii) the Business Combination was approved by at least two-thirds of the Continuing Directors of the Corporation.

     (c)  For the purposes of this Article Fifth:

           1. A "Person" shall mean any individual, firm, corporation, or other entity. When two or more Persons act as a partnership, syndicate, association or other group for the purpose of acquiring, voting or disposing of Voting Shares, such partnership, syndicate, association or other group will be deemed a "Person" for the purposes of this Article.

           2. "Interested Shareholder" shall mean any Person (other than the Corporation, any Subsidiary or any profit sharing, employee stock ownership or other employee benefit plan of the Company or of any Subsidiary or any trustee of or fiduciary with respect to any such plan acting in such capacity) who or which, together with its Affiliates and Associates (as hereinafter defined) and any other Person acting in concert with such Person is the beneficial owner, directly or indirectly, of more than 10% of the Voting Shares as of the record date for the determination of shareholders entitled to notice of and to vote on any Business Combination.

           3. A Person shall be the "beneficial owner" of any Voting Shares:

          (A) which such Person or any of its Affiliates and Associates would be deemed to beneficially own under Rule 13d-
3 of the Securities Exchange Act as in effect on May 17, 1985, or

          (B) which such Person or any of its Affiliates and Associates has (i) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (ii) the right to vote pursuant to any agreement, arrangement or understanding, or

          (C) which are beneficially owned (as defined in (A) or (B) of this paragraph 3) directly or indirectly, by any other Person with which such first mentioned Person or any of its Affiliates and Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any Voting Shares.

           4. A "Continuing Director" shall mean any member of the Board of Directors who is not affiliated with an Interested Shareholder and who was a member of the Board of Directors immediately prior to the time that the Interested Shareholder first beneficially owned more than 5% of the outstanding Voting Shares, and any successor to a Continuing
Director who is not affiliated with an Interested Shareholder and is recommended to succeed a Continuing Director by two-thirds of the Continuing Directors.

           5. "Affiliate" and "Associate" shall have the respective meanings given those terms in Rule 12b-2 under the Securities Exchange Act of 1934, as in effect on May 18, 1984.


           6. "Subsidiary" means any corporation, a majority of the voting shares of which is beneficially owned by the Corporation.

           7. "Voting Shares" shall mean shares of capital stock of the Corporation entitled to vote generally for the election of directors (excluding any shares or series of capital stock entitled to vote only upon the occurrence of certain contingencies such as the nonpayment of dividends on Cumulative Preferred Stock or other Preferred Stock), considered for the purposes of this Article as a single class.


           8. The term "Extraordinary Event" shall mean, as to any Business Combination and Interested Shareholder, any of the following events that is not approved by two-thirds of the Continuing Directors:

          (A) any failure to declare and pay at the regular date therefor any full quarterly dividend (whether or not cumulative) on outstanding Cumulative Preferred Stock or on any other Preferred Stock then outstanding; or

          (B) any reduction in the annual rate of dividends paid on the Common Stock (except as necessary to reflect any subdivision of the Common Stock); or

          (C) any failure to increase the annual rate of dividends paid on the Common Stock as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction that has the effect of reducing the number of outstanding shares of the Common Stock; or

          (D) the receipt by the Interested Shareholder, after such Interested Shareholder has become an Interested Shareholder, of a direct or indirect benefit (except proportionately as a shareholder) from any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Corporation or any Subsidiary of the Corporation, whether in anticipation of or in connection with the Business Combination or otherwise.

     (d) Two-thirds of the Continuing Directors (or, if there are no Continuing Directors, two-thirds of the Outside Directors) shall have the power and duty to determine for the purposes of this Article Fifth on the basis of information known to them (1) the number of Voting Shares beneficially owned by any Person, (2) whether a Person is an Affiliate or Associate of another, (3) whether the assets subject to any business combination or the consideration received for the issuance or transfer of securities by the Corporation or any Subsidiary has an aggregate fair market value of $15,000,000 or more, (4) whether the proposed transaction is subject to this Article Fifth, and (5) such other matters with respect to which a determination is required under this Article Fifth. Any such determination shall be conclusive and binding for all purposes of this Article. For purposes of this paragraph (d), an Outside Director shall mean a Director of this Corporation who is not (i) an employee or officer of this Corporation or of any Interested Shareholder (or any Affiliate of such Interested Shareholder) seeking to propose or effect a Business Combination, or (ii) a Director, Associate or Affiliate of an Interested Shareholder or of any Affiliate of such Shareholder (other than by reason of being a Director of the Corporation) or (iii) any relative by blood, marriage or adoption (excluding relationships more remote than first cousin) of any of the foregoing.

     (e) Nothing contained in this Article Fifth shall be construed to relieve any Interested Shareholder from any fiduciary obligation imposed by law.

     (f) Notwithstanding any other provisions of these Amended Articles of Incorporation or of the Regulations of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law, these Amended Articles of Incorporation or the Regulations of the Corporation), the affirmative vote of the holders of at least 75% of the Voting Shares shall be required to amend, repeal, or adopt any provisions inconsistent with, this Article Fifth.

     SIXTH. The following provisions are hereby agreed to for the purpose of defining, limiting and regulating the exercise of the authority of the Corporation or of its shareholders, or of any class of its shareholders, or of its directors, or for the purpose of creating and defining rights and privileges of the shareholders among themselves.

     (a) This Corporation reserves the right to amend, alter, change or repeal any provision contained in these Amended Articles of Incorporation in the manner now or hereafter prescribed by law, and all rights conferred on officers, directors, and shareholders herein, including but not limited to the rights of dissenting shareholders conferred by Ohio law, are granted subject to this reservation.

     (b) Action on any matter at any shareholders' meeting, or without such meeting, regarding which the statutes of Ohio provide that unless otherwise provided in the articles of incorporation or regulations of a corporation, there shall be the affirmative vote or consent of a larger portion than the holders of a majority of the shares entitled to vote thereon or consent thereto, may be taken by the affirmative vote or consent of the holders of a majority of shares entitled to vote thereon or consent thereto, but in the event that the vote or consent is required to be by classes, then, except as otherwise provided herein, action may be taken on such matter by the affirmative vote or consent of the holders of a majority of each class of shares entitled to vote by classes on such matter.

     (c) The Corporation may, when authorized by the Board of Directors and without any action by the shareholders, purchase, hold, sell and reissue any of its shares in such manner and under such terms and conditions as may be prescribed by the directors.

     (d) The Board of Directors shall have the power and authority to determine the fair value of any property other than money to be received by the Corporation in payment of its shares.

     (e) The foregoing clauses shall be construed both as objects and powers, and it is hereby expressly provided that the foregoing enumeration of specific powers shall not be held to limit or restrict in any manner the powers of this Corporation, and are in furtherance of and in addition to, and not in limitation of, the general powers conferred by the laws of the State of Ohio.

     SEVENTH. These Amended Articles of Incorporation supersede and take the place of the existing Amended Articles of Incorporation.

                                                  Exhibit B
                                                  ---------
                  [Form of Rights Certificate]

Certificate No. R-                                      Rights
                                             ----------
     NOT EXERCISABLE AFTER MARCH 19, 2006 OR EARLIER IF NOTICE OF REDEMPTION IS GIVEN. THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE COMPANY, AT $.01 PER RIGHT ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. [THE RIGHTS REPRESENTED BY THIS CERTIFICATE WERE ISSUED TO A PERSON WHO WAS AN ACQUIRING PERSON OR AN ASSOCIATE OR AFFILIATE OF AN ACQUIRING PERSON (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT). ACCORDINGLY, THIS RIGHTS CERTIFICATE AND THE RIGHTS REPRESENTED HEREBY ARE NULL AND VOID.]*

                       Rights Certificate
                         The Kroger Co.

          This certifies that                 , or registered
assigns, is the registered owner of the number of Rights set forth above, each of which entitles the owner thereof subject to the terms, provisions and conditions of the Amended and Restated Rights Agreement dated as of April 4, 1997 (the "Rights Agreement") between The Kroger Co., an Ohio corporation (the "Company"), and The Bank of New York (the "Rights Agent"), to purchase from the Company at any time after the Distribution Date (as such term is defined in the Rights Agreement) and prior to 5:00 P.M. (Cincinnati time) on March 19, 2006, at the principal office of the Rights Agent, or its successors as Rights Agent, one ten-thousandth of a fully paid, nonassessable share of the Series A Preferred Shares (the "Preferred Stock") of the Company, at a purchase price of $87.50 per one ten-thousandth of a share (the "Purchase Price"), upon presentation and surrender of this Rights Certificate with the appropriate Form of Election to Purchase duly executed. The number of Rights evidenced by this Rights Certificate (and the number of one ten-thousandths of a share which may be purchased upon exercise thereof) set forth above, and the Purchase Price per one ten-thousandth of a share set forth above, are the number and Purchase Price as of April 4, 1997, based on the Preferred Stock as constituted at such date.

---------------------------
* The portion of the legend in brackets shall be inserted only if applicable.

          As provided in the Rights Agreement, the Purchase Price and the number of shares of Preferred Stock, which may be purchased upon the exercise of the Rights evidenced by this Rights Certificate are subject to modification and adjustment upon the happening of certain events.

          This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Rights Agent, the Company and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the principal office of the Company and are also available upon written request to the Company.

          This Rights Certificate, with or without other Rights Certificates, upon surrender at the principal office of the Rights Agent, may be exercised for another Rights Certificate or Rights Certificates of like tenor and date evidencing Rights entitling the holder to purchase a like aggregate number of shares of Preferred Stock as the Rights evidenced by the Rights Certificate or Rights Certificates surrendered shall have entitled such holder to purchase. If this Rights Certificate shall be exercised (other than pursuant to Section 11(a)(ii) of the Rights Agreement) in part, the holder shall be entitled to receive upon surrender hereof another Rights Certificate or Rights Certificates for the number of whole Rights not exercised. If this Rights Certificate shall be exercised in whole or in part in pursuant to Section 11(a)(ii) of the Rights Agreement, the holder shall be entitled to receive this Rights Certificate duly marked to indicate that such exercise has occurred as set forth in the Rights Agreement.

          Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Company at its option at a redemption price of $.01 per Right.

          No fractional shares of Preferred Stock (or Common Stock) will be issued upon the exercise of any Right or Rights evidenced hereby (other than fractions of shares of Preferred Stock which are integral multiples of one ten-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

          No holder of this Rights Certificate shall be entitled to vote or receive dividends or be deemed for any purpose the holder of shares of Preferred Stock (or Common Stock and/or of any other securities of the Company which may at any time be issuable on the exercise hereof), nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or, to receive notice of meetings or other actions affecting stockholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

          This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

          WITNESS the facsimile signature of the proper
officers of the Company and its corporate seal.  Dated as of
______________________.

ATTEST:                       THE KROGER CO.


_________________________     By _________________________
Name:                              Name:
Title:                             Title:


Countersigned:

[                        ]
_________________________
Authorized Signature

          [Form of Reverse Side of Rights Certificate]
                       FORM OF ASSIGNMENT
                       -------------------

        (To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED __________________________________________
hereby sell, assigns and transfers unto _____________________
          (Please print name and address of transferee)
_____________________________________________________________
this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ____________________ Attorney, to transfer the within Rights Certificate on the books of the within-named Company, with full power of substitution.

Dated:  ____________________, 19__
                                   _________________________
                                   Signature

Signature Guaranteed:

                           Certificate
                          ------------
          The undersigned hereby certifies by checking the appropriate boxes that:

          (1) this Rights Certificate [ ] is [ ] is not being sold, assigned and transferred by or on behalf of a Person who is or was an Acquiring Person or an Affiliate or Associate of any such Acquiring Person (as such terms are defined pursuant to the Rights Agreement);

          (2) after due inquiry and to the best knowledge of the undersigned, it [ ] did [ ] did not acquire the Rights evidenced by this Rights Certificate from any Person who is, was or subsequently became an Acquiring Person or an Affiliate or Associate of an Acquiring Person.


Dated:____________________, 19__   _________________________
                                   Signature



                             NOTICE
                             -------
          The signature to the foregoing Assignment must correspond to the name as written upon the face of this Rights
Certificate in every particular, without alteration or enlargement or any change whatsoever.

                  FORM OF ELECTION TO PURCHASE
                  -----------------------------
(To be executed if holder desires to
exercise the Rights Certificate other than pursuant to
Section 11(a)(ii) of the Rights Agreement.)

To THE KROGER CO.:

          The undersigned hereby irrevocably elects to
exercise          Rights represented by this Rights
Certificate to purchase the shares of Preferred Stock (or other securities) issuable upon the exercise of the Rights and requests that certificates for such shares be issued in the name of:

Please insert social security
or other identifying number

--------------------------------------------------------------
                 (Please print name and address)

--------------------------------------------------------------
          If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

Please insert social security
or other identifying number

-------------------------------------------------------------
                 (Please print name and address)

-------------------------------------------------------------


Dated:____________________, 19__   _________________________
                                   Signature
Signature Guaranteed:

                  FORM OF ELECTION TO PURCHASE
                 ------------------------------
              (To be executed if holder desires to
           exercise the Rights Certificate pursuant to
           Section 11(a)(ii) of the Rights Agreement.)

To THE KROGER CO.:

          The undersigned hereby irrevocably elects to exercise _______ Rights represented by this Rights Certificate to purchase the shares of Common Stock (or other securities) issuable upon the exercise of the Rights and requests that certificates for such shares be issued in the name of:


Please insert social security
or other identifying number

--------------------------------------------------------------
                 (Please print name and address)

--------------------------------------------------------------

          If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:


Please insert social security
or other identifying number

--------------------------------------------------------------
                 (Please print name and address)

--------------------------------------------------------------


Dated:____________________, 19__   _________________________
                                   Signature

Signature Guaranteed:

                           Certificate
                         --------------
The undersigned hereby certifies by checking the appropriate boxes that:

          (1) this Rights Certificate [ ] is [ ] is not being sold, assigned and transferred by or on behalf of a Person who is or was an Acquiring Person or an Affiliate or Associate of any such Acquiring Person (as such terms are defined pursuant to the Rights Agreement);

          (2) after due inquiry and to the best knowledge of the undersigned, it [ ] did [ ] did not acquire the Rights evidenced by this Rights Certificate from any Person who is, was or subsequently became an Acquiring Person or an Affiliate or Associate of an Acquiring Person.


Dated:____________________, 19__   _________________________
     Signature


                             NOTICE
                             -------
          The signature to the foregoing Election to Purchase must correspond to the name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.

                                                  Exhibit C
                                                  ----------
                  SUMMARY OF RIGHTS TO PURCHASE
                          COMMON STOCK

          On February 28, 1986, the Board of Directors of The Kroger Co. (the "Company") declared a dividend distribution of one Right for each outstanding share of common stock, par value $1 per share (the "Common Stock"), of the Company.
After giving effect to certain amendments to the terms of the Rights adopted up to and including April 4, 1997, there is associated with each outstanding share of Common Stock one Right. Except as set forth below, each Right, when exercisable, entitles the registered holder to purchase from the Company one ten-thousandth of a share of preferred stock, designated as Series A Preferred Shares, par value $100 per share (the "Preferred Shares"), at a price of $87.50 per one ten-thousandth of a share (the "Purchase Price), subject to adjustment. The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement dated as of April 4, 1997, (the "Rights Agreement") between the Company and The Bank of New York, as Rights Agent.

          Until the earlier to occur of (i) ten days following a public announcement that, without the prior consent of the Board of Directors of the Company, a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) ten business days (or such later date as the Board may determine) following the commencement of (or a public announcement of an intention which is not subsequently withdrawn to make) a tender offer or exchange offer which would result in any person or group and related persons having beneficial ownership of 10% or more of the outstanding shares of Common Stock without the prior consent of the Board of Directors, (the earlier of such dates being called the "Distribution Date"), the Rights will be attached to all Common Stock certificates and will be evidenced, with respect to any of the Common Stock certificates outstanding as of April 4, 1997, by such Common Stock certificate and no separate Right Certificates will be distributed. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with Common Stock certificates. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after April 4, 1997 (or as soon thereafter as is reasonably practicable) upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate, even without such a notation. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and the separate Rights Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution Date. The Rights will expire on March 19, 2006, unless earlier redeemed by the Company as described below.

          In the event that any person becomes an Acquiring Person, each holder of a Right generally will thereafter have the right for a 60 day period (or such other period set by the Board of Directors) to receive upon exercise of the Right that number of shares of Common Stock (or, under certain circumstances, of units of one ten-thousandth of a Preferred Share) having a market value (immediately prior to the occurrence of an Acquiring Person) of two times the exercise price of the Right (such right being called the "Subscription Right"). Notwithstanding the foregoing, following the occurrence of an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by the Acquiring Person or any affiliate or associate thereof will be null and void.

          In the event that, at any time following the Stock Acquisition Date, the Company is acquired in a merger or other business combination transaction or 50% or more of the Company's assets or earning power are sold (in one transaction or a series of transactions), proper provision shall be made so that each holder of a Right (other than Rights previously voided as described above) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two times the exercise price of the Right (such right being called the "Merger Right"). The holder of a Right will continue to have the Merger Right whether or not such holder exercises the Subscription Right.


          The Purchase Price payable, the number of Rights, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for Preferred Shares or shares having the same rights, privileges and preferences as the Preferred Shares at less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends and excluding dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

          With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustment require an adjustment of at least 1% in such Purchase Price. No fractions of shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares (or the Common Stock) on the last trading date prior to the date of exercise.

          At any time prior to the earlier to occur of (i) the close of business on the Stock Acquisition Date or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors. Additionally, following the Stock Acquisition Date and the expiration of the period during which the Subscription Right is exercisable, the Company may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price, provided that such redemption is in connection with a merger or other business combination transaction or series of transactions involving the Company in which all holders of Common Stock are treated alike but not involving an Acquiring Person or its affiliates or associates. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          All of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement.

          The Preferred Shares purchasable upon exercise of the Rights will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each Preferred Share will have a preferential quarterly dividend in an amount equal to 10,000 times the dividend declared on each Common Share, but in no event less than $100.00. In the event of liquidation, the holders of Preferred Shares will receive a preferred liquidation payment per share equal to the greater of $25,000 or 10,000 times the payment made per each Common Share. Each Preferred Share will have one vote, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 10,000 times the amount and type of consideration received per Common Share. The rights of the Preferred Shares, as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional Preferred Shares will be issuable; however, the Company may elect to distribute depositary receipts in lieu of such fractional shares. In lieu of fractional shares other than fractions that are multiples of one ten-thousandth of a share, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

          A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Form 8-A/A amending a Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.